PROSPECTUS                                                Filed Pursuant to
                                                          Rule 424(b)(4)


                           DRAGON PHARMACEUTICAL INC.

                                  COMMON STOCK

                                ----------------

        This prospectus relates to the resale by the selling stockholders of up to 10,958,000 shares of common stock. Such shares of common stock includes 4,258,000 shares of common stock that may be resold by the selling stockholder upon the exercise of warrants. The selling stockholders may sell the common stock from time to time in the over-the-counter market at the prevailing market price or in negotiated transactions.

        We will not receive any proceeds from the resale of shares of common stock by the selling stockholders. We will pay for expenses of this offering.

        Our common stock is quoted on the OTC Bulletin Board under the symbol "DRUG." On December 29, 2000, the closing price for one share of common stock was $2.00. We do not have any other securities that are currently traded on any other exchange or quotation system.

                        --------------------------------

        Our business is subject to many risks and an investment in our common stock will also involve significant risks. You should carefully consider the various Risk Factors described beginning on page 5 before investing in the common stock.

        Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                        --------------------------------


               The date of this Prospectus is December 29, 2000.

                                TABLE OF CONTENTS


Prospectus Summary............................................................4

Risk Factors..................................................................5

     We have a limited operating history and we have incurred
     losses since our founding in February 1998 and expect
     such losses to continue for the foreseeable future.......................5

     We may need additional capital to finance our
     operations and to develop new products and if
     we are unable to secure additional capital, if
     needed, this would adversely affect our business.........................5

     Since July 1999 we have owned a 75% interest in
     Nanjing Huaxin Biotech Co. Ltd.  Nanjing has had
     losses since our acquisition and will continue to
     incur losses for the foreseeable future..................................5

     Our joint venture partner has the power to prohibit
     certain transactions proposed by us regarding
     Nanjing Huaxin Biotech Co. Ltd...........................................5

     The potential risks of political, social or economic
     instability in the People's Republic of China, could
     adversely affect our ability to carry on or expand
     our business in China....................................................6

     Failure of a suficient EPO market to develop in China
     will adversely effect our operations.....................................6

     Lack of patent protection for our technology could
     result in duplication or infringement allegations by
     our competitors..........................................................6

     The exercise of outstanding warrants and options may
     dilute existing stockholders and could substantially
     increase the number of shares which may be sold into
     the market...............................................................6

     There are technical risks associated in commercializing
     our technology which could delay or reduce the realization of lower cost production of EPO..........................................6

     We have no employment agreement with Dr. Liu, who
     supervises our EPO production program and personnel.
     The loss of Dr. Liu's services would adversely impact
     our profitability........................................................7

Forward-Looking Statements....................................................7

The Offering..................................................................7

Use of Proceeds...............................................................8

Price Range of Common Stock...................................................8

Dividend Policy...............................................................8

Management's Discussion and Analysis..........................................8

Business......................................................................11

Property......................................................................18

Management....................................................................18

Executive Compensation........................................................20

Security Ownership of Certain
Beneficial Owners and Management..............................................22

Plan of Distribution..........................................................24

Selling Stockholders..........................................................25

Certain Relationships and Related Transactions................................27

Description of Capital Stock..................................................28

Legal Proceedings.............................................................29

Legal Matters.................................................................29

Experts ......................................................................29

Available Information.........................................................29

Financial Statements ........................................................F-1

                               PROSPECTUS SUMMARY

Our Business

        We are a pharmaceutical and biotechnological company whose business plan is to develop, manufacture and market pharmaceutical products in China. Our current business involves the production and sale of Erythropietin in China. To this end, during 1999 we acquired a 75% interest in Nanjing Huaxin Biotech Ltd., a Chinese pharmaceutical company and one of the largest Erythropietin ("EPO") producers in China. EPO is a prescribed drug to treat anemia caused by other medical treatments such as chemotherapy, HIV treatment and treatment for chronic kidney failure.

        We are a Florida corporation with our business office located at 543 Granville Street, Suite 1200, Vancouver, British Columbia V6C 1X8. Our telephone number is (604) 669-8817. We also have an office located at 11th Floor, Suite 18-19, China World Tower 2, 1 Jianguomenwai Avenue, Beijing, 100004, and our wholly-owned subsidiary, Allwin Newtech Ltd., a corporation formed under the laws of British Virgin Islands, maintains its business office at East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands.

Offering Summary



Total shares of common stock outstanding as of
December 29, 2000.............................   16,700,000; 24,401,000 on a fully diluted basis

Shares of common stock being offered for
resale by the selling stockholders.............  Up to 10,958,000 shares including 4,258,000 shares that may be resold by the selling stockholders upon the
                                                 exercise of outstanding warrants.

Offering price.................................  Market price or negotiated prices at the time of resale.

Use of proceeds................................  We will not receive any of the proceeds of the shares offered for resale by the selling stockholders.  Any
                                                 proceeds we receive from the exercise of warrants will
                                                 be used for working capital and other general corporate
                                                 purposes.

OTC Bulletin Board Symbol......................  DRUG


Summary of Consolidated Financial Data


                                For the period                                For the nine months
                                     ended            For the year ended             ended
                                December 31, 1998     December 31, 1999       September 30, 2000
                              -------------------     -----------------       --------------------

Revenue                          $         0             $    989,539              $  2,197,974
Net loss for period                 (471,717)              (2,791,033)                 (766,752)
Loss per share                         (0.06)                   (0.27)                    (0.06)
Working capital                      829,493                8,405,788                 8,518,433
Total assets                       2,480,813               16,740,037                19,161,602
Stockholders' equity             $ 1,737,180             $ 12,488,768              $ 14,416,329


                                  RISK FACTORS

     We have a limited operating history and we have incurred losses since our founding in February, 1998 and expect such losses to continue for the foreseeable future.

     Since our primary business operations only commenced in July 1999, we do not have a historical record of revenues nor an established business track record which makes future performance very difficult to predict. There is no assurance that we will be able to develop a sufficiently large production capacity and customer demand to be profitable.

     We have incurred operating losses since our founding and for the nine-month period from January 1, 2000 through September 30, 2000, reported an operating loss of $766,752. Due to our need to develop our manufacturing capabilities and expand our customer base, we anticipate further operating losses through at least the current calendar year 2000 and the foreseeable future.

     We may need additional capital to finance our operations and to develop new products and if we are unable to secure additional capital, if needed, this would adversely affect our business.

     Because we currently do not have sufficient revenues to support our activities, we intend to fund our operations with our current working capital. Further, approximately $4 million has been budgeted to finance the research and development of the our technology utilizing our proprietary vectoring process and our application to new products over the next 12 months. If our losses continue, we may be required to raise additional capital to fund our operations and finance our research and development. Traditionally, we have relied primarily on the sale of common stock to meet our operations and capital requirements. Any equity financing could result in dilution to our then-existing stockholders. Debt financing will result in interest expense, and if convertible into equity, could also dilute then-existing stockholders. If we were unable to obtain financing in the amounts and on terms deemed acceptable, our business and future success may be adversely affected.

     Since July 1999 we have owned a 75% interest in Nanjing Huaxin Biotech Co. Ltd. Nanjing has had losses since our acquisition and will continue to incur losses for the foreseeable future.

     In July 1999, we acquired our 75% interest in Nanjing Huaxin Biotech Co. Ltd. which produces EPO in China. Nanjing has recognized an operating loss for the year ending December 31, 1999, and for the nine months ended September 30, 2000. We expect such operating losses to continue until the recent plant improvements and our enhanced production technology is fully realized. Although for the nine months ended September 30, 2000, and year end December 31, 1999, we realized revenues of approximately $2,198,000 and $990,000, respectively, from our ownership interest in Nanjing, these revenues have not been sufficient to offset operating costs due primarily to plant improvements and implementation of our proprietary production technology. We expect to invest an additional $1,000,000 over the next 12 months in order to complete the plant improvements and new production processes for the manufacturing of EPO.

     Our joint venture partner has the power to prohibit certain transactions proposed by us regarding Nanjing Huaxin Biotech Co. Ltd.

     Under the terms of the Sino-Foreign Joint Venture Contract of Nanjing Huaxin Biotech Co., we, through Allwin Newtech, have the power to control Nanjing Huaxin Biotech in the ordinary course of business. However, certain transactions, including liquidating Nanjing Huaxin Biotech, amending Nanjing Huaxin Biotech's articles of association, mortgaging Nanjing Huaxin Biotech's assets, increasing or decreasing Nanjing Huaxin Biotech's registered capital and merging Nanjing Huaxin Biotech requires the approval by our joint venture partner. Therefore, even though we believe that a certain transaction may be beneficial to Nanjing Huaxin Biotech and its shareholders, in the event we do not receive the approval of our joint venture partner, we will be unable to complete the proposed transaction involving Nanjing Huaxin Biotech.

        The potential risks of political, social or economic instability in the People's Republic of China, could adversely affect our ability to carry on or expand our business in China.

        Virtually all of the our production is conducted in China. Consequently, an investment in our common stock may be adversely affected by the political, social and economic environment in China. Under its current leadership, China has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. There can be no assurance, however, that the Chinese government will continue to pursue such policies, that such policies will be successful if pursued, or that such policies will not be significantly altered from time to time. Our business and prospects are dependent upon agreements and regulatory approval with various entities controlled by Chinese governmental instrumentalities. Our operations and prospects would be materially and adversely affected by the failure of such governmental entities to grant necessary approvals or honor existing contracts, and, if breached, it might be difficult to enforce these contracts in China. In addition, the legal system of China relating to foreign investments is both new and continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances.

        Failure of a sufficient EPO market to develop in China will adversely effect our operations.

        Our business plan assumes that if we can produce a low-priced EPO, a sufficiently large EPO market will develop in China. In order to achieve the demand for EPO, the Chinese medical community and consumers must be educated about the uses of EPO, certain institutional developments such as health care plans must occur and export market opportunities must be studied. No assurance that a sufficient EPO market will develop. Further, we may be limited in our ability to sell EPO outside of China due to EPO patent rights held by our competitors in some other countries.

        Lack of patent protection for our technology could result in duplication or infringement allegations by competitors.

        Our technology is not protected by any patents. Consequently, other competitors could copy our enhanced EPO production technology and develop EPO or other pharmaceutical drugs utilizing our technology. Furthermore, Amgen Inc. currently holds a United States patent to develop and produce EPO and Amgen sells EPO in China. Although no corresponding patent protection is applicable in China, there is no assurance that our current or future production of EPO will not be the subject of a patent infringement action in the future asserted by patent holders or that our competitors will take political steps to prevent us from producing EPO in China.

        The exercise of outstanding warrants and options may dilute existing stockholders and could substantially increase the number of shares which may be sold into the market.

        By this offering, an additional 10,958,000 shares of common stock may be resold in the market. Of this amount, 4,258,000 shares will represent new shares issued upon exercise of outstanding warrants. Further, we have issued options and warrants to purchase an additional 3,443,000 shares of common stock. If all of these warrants and options are exercised, the total number of our shares outstanding will increase by approximately 46%. Given the limited existing market in our common stock, the sale into the market of significant amounts of additional common stock may have the effect of depressing our stock share price.

        There are technical risks associated in commercializing our technology which could delay or reduce the realization of lower cost production of EPO.

        A key to our future success is the ability to produce EPO and other drugs at lower costs than our competitors. Although we are currently utilizing our proprietary technology to produce EPO at lower costs, our method for producing EPO on a commercial basis has only recently begun. Further, although results from recent independent tests and our early production results have been encouraging, the ability of our technology to commercially produce EPO or other drugs at consistent levels is still being evaluated.

        We have no employment agreement with Dr. Liu, who supervises our EPO production program and personnel. The loss of Dr. Liu's services would adversely impact our profitability.

        Our future performance is substantially dependent on the technical expertise of Dr. Liu and other key researchers who Dr. Liu supervises. The loss of Dr. Liu or any of our key research personnel could have a material adverse effect on our business, development, financial condition, and operating results. We do not have an employment agreement with Dr. Liu nor do we maintain "key person" life insurance on Dr. Liu.

                           FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements, which relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

        Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

        As used in this prospectus, the terms "we," "us," "our," and "Dragon" means Dragon Pharmaceutical Inc. and its subsidiaries, unless otherwise indicated. All dollar amounts refer to United States dollars unless otherwise noted.

                                  THE OFFERING

        The selling stockholders are offering for resale up to 10,958,000 shares of common stock, including up to 4,258,000 shares of common stock assuming the exercise of outstanding warrants. Set forth below are the sources of the shares of common stock being registered for resale in this prospectus.

        4,218,000 of the shares of common stock and warrants to purchase an equal number of shares of common stock were issued in connection with a private placement of 4,218,000 Units to 38 investors at $2.50 per Unit which occurred on December 31, 1999. An additional 40,000 Units were sold to one investor at $2.50 per Unit on December 31, 1999. All of the subscribers were foreign investors. Each Unit consisted of one share of common stock and a warrant to purchase one share of common stock at $2.50 per share.

        1,000,000 shares of common stock at $1.00 per share were issued in connection with the exercise of warrants previously issued in conjunction with our acquisition of all of the issued and outstanding shares of Allwin Newtech Ltd. on August 17, 1998. Allwin Newtech is now our subsidiary. All of the subscribers were foreign investors.

        600,000 shares of common stock and warrants to purchase 600,000 shares of common stock were issued pursuant to a foreign private placement which occurred on October 19, 1999. Warrants to purchase the 600,000 shares of common stock were exercised in October 2000. The balance of 242,000 shares of common stock consists of 135,000 shares issued to pay off loans and 107,000 shares issued upon the exercise of stock options.

        The shares of common stock offered for resale and the shares of common stock to be issued upon the exercise of the warrants may be sold in a secondary offering by the selling stockholders by means of this prospectus.

                                 USE OF PROCEEDS

        We will not receive any proceeds from the resale of the common stock by the selling stockholders. However, we will receive proceeds from the exercise of outstanding warrants. If warrants to purchase 4,258,000 shares are exercised, we would receive $10,645,000. Proceeds from the exercise of warrants, will be used to finance the continued implementation of our vector technology to the production of EPO; to fund research and development of potential new bio drugs; increase international marketing efforts; working capital for ongoing operations and for the potential acquisition of additional bio technologies.

                           PRICE RANGE OF COMMON STOCK

        Our common stock began quotation on the OTC Bulleting Board under the symbol "DRUG" on October 9, 1998. The following quotations reflect the high and low bids for our common stock based on inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. We intend to apply to The Nasdaq Stock Market to list our common stock on the SmallCap Market. The high and low prices of our common stock as quoted on the OTC Bulletin Board, on a quarterly basis since October 9, 1998, are as follows:


                                      Common Stock


Quarter Ended                  High                   Low
-------------                  ----                   ---
September 30, 2000             $4.56                 $3.25
June 30, 2000                  $8.00                 $4.31
March 31, 2000                 $9.00                 $4.37

December 31, 1999              $3.69                 $1.63
September 30, 1999             $3.38                 $2.25
June 30, 1999                  $3.19                 $1.88
March 31, 1999                 $2.00                 $1.00

December 31, 1998              $1.50                 $.94

        As of December 15, 2000, we had 16,700,000 shares of common stock outstanding and approximately 102 stockholders of record. This number does not include stockholders who hold our securities in street name. Approximately 12,646,000 shares of our common stock have a restricted securities legend.

                                 DIVIDEND POLICY

        We have not declared or paid any cash dividends since inception. We intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay any cash dividends in the foreseeable future.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

General

        The  following   discusses  our  financial   condition  and  results  of
operations based upon our consolidated financial statements which have been prepared in accordance with generally accepted accounting principles.

        We were formed on August 22, 1989, under the name First Geneva Investments, Inc. First Geneva Investment's business was to evaluate businesses for possible acquisition. On July 28, 1998, First Geneva Investment entered into a share exchange agreement with Allwin Newtech Ltd. Allwin Newtech was formed in 1998 for the purpose of developing and marketing pharmaceutical drugs for sale in China. Prior to the acquisition of Allwin Newtech, First Geneva Investments had no operations. The share exchange transaction was consummated on August 17, 1998, and on September 21, 1998, First Geneva Investments changed its name to Dragon Pharmaceutical Inc. On June 11, 1999, we acquired a 75% interest in Nanjing Huaxin Biotech Co., Ltd. which manufactures EPO in China.

        We initiated financial reporting in September 1999. For this reason, no full comparison is available for the corresponding prior year for the three and nine month period ending September 30, 2000, or for the year ended December 31, 1999. Because we are just beginning production, the following comparison will not be indicative of the results of operation of the year ended December 31, 2000.

Results of Operations

For the Quarter and Nine-Month Period Ended September 30, 2000

        Revenues. Revenues was derived primarily from the sale of EPO in China. Revenue for the nine months period ending September 30, 2000, was $739,062, and revenue for the nine months ended September 30, 2000, was $2,197,974. Cost of sales for the third quarter of the fiscal year was $185,519 and $451,920 for the nine months ended September 30, 2000. The cost of sales is attributed to the production costs of our pharmaceutical products. During the third quarter of 2000 we had interest income of $172,370. Interest income for the nine months ended September 30, 2000, was $391,695. Interest income is related primarily to interest earned on cash received from the private placement of common stock during the last quarter of 1999.

        Expenses. Total expenses for the third quarter of 2000 were $1,115,966. The major expense incurred in the third quarter of 2000 related to the selling of pharmaceutical products and represented approximately 53% of total expenses. The remaining major expense items are represented by administrative expenses.

        Significant expenses for the third quarter included depreciation of intangible assets of $90,636, office and miscellaneous expenses of $54,418, and salaries and benefits of $73,559. Management fees of $28,054 include $18,000 paid to one director for services during the third quarter ended September 30, 2000. The depreciation of intangible assets relates to the amortization of the drug license to produce EPO.

        Total expenses for the nine month period ended September 30, 2000, were $2,971,211. The expenses relating to the selling of pharmaceutical products represented approximately 47%. Other major expenses included stock option compensation (7%) and other administrative expenses (46%).

        Net and Comprehensive Loss. Dragon had a net loss of $425,053 and a comprehensive loss of $362,975 for the three-month period ending September 30, 2000. Calculated in the comprehensive loss for the period was a minority interest gain of $62,078.

        Dragon's net loss for the nine month period ended September 30, 2000, was $833,462. The comprehensive loss for the same period was $766,752 which includes a minority interest gain of $66,710.

        Basic and Diluted Net Loss Per Share. Dragon's net loss per share has been computed by dividing the net loss for the period by the weighted average number of shares outstanding during the third quarter of 2000. The loss per share for the nine month period ending September 30, 2000, was $0.06. Common stock issuable upon the exercise of common stock options and common stock warrants have been excluded from the net loss per share calculations as their inclusion would be anti-dilutive.

For the Fiscal Years Ended December 31, 1999 and 1998

        Revenues. For the period from February 10, 1998 to December 31, 1998, we had no revenues. For the year ended December 31, 1999, we had revenues of $989,539. Revenues were attributable to sales of pharmaceutical drugs produced by Nanjing Huaxin subsequent to July 27, 1999. Cost of sales of $204,473 is attributed to the production costs of the pharmaceutical products. During 1999 we had interest income of $19,397 compared to interest income of $9,737 for the period ended December 31, 1998. Interest income is attributed to cash received from the private placement of common stock during the last six months of 1998 and in 1999.

        Expenses. Total expenses for the fiscal year ended December 31, 1999, were $3,650,342 as compared to $481,454 for the period ended December 31, 1998. The primary expense incurred in 1999 related to stock option compensation of $1,876,000 and represented approximately 51% of total expenses. This compensation included both new options granted to our employees, directors and advisors and the vesting of options granted in previous fiscal years. Selling expenses increased from none during 1998 to $619,676 in 1999. This increase represents our increased marketing activity in China. Other significant expenses in 1999 included loan interest of $326,623 (including both common shares and cash), depreciation of intangible assets of $135,931, travel of $113,415, salaries and benefits of $151,598, and management fees of $96,000. Management fees relate to the payment of two directors for services in the amount of $96,000 per annum. The depreciation of intangible assets relates to the amortization of the drug license to produce EPO.

        The primary expenses incurred during 1998 related to stock option compensation of $300,000, management fees of $41,943, travel of $41,784, and legal of $23,241. Stock option compensation of $300,000 related to stock options granted to our officers and directors, management fees of $41,943 related to the payment to two directors for services, $41,784 related to travel to China to evaluate pharmaceutical companies and legal expenses related to the reorganization of Allwin Newtech and the raising of capital.

        Net and Comprehensive Loss. We had a net loss of $2,845,879 and a comprehensive loss of $2,791,033 for the fiscal year ending December 31, 1999, compared to a net loss of $471,717 and a comprehensive loss of $473,862 for the period February 10, 1998 to December 31, 1998. Calculated in the comprehensive loss for 1999 was a minority interest gain of $54,846. The comprehensive loss for 1998 included a foreign currency translation adjustment of $2,145 related to our operations in China.

Liquidity and Capital Resources

        Dragon is a developing pharmaceutical and biotechnological company that has commenced the manufacture and marketing of pharmaceutical products in China through its 75% equity interest in Nanjing Huaxin Biotech. Previously, we raised funds through equity financings to fund its operations and to provide working capital. We currently have no plans for further equity financings. However, we may finance future operations through additional equity financings, if necessary. As of September 30, 2000, our working capital was $8,518,433, and as of December 31, 1999, it was $8,405,788.

        In September 1998, we raised $1 million through the sale of 2,000,000 shares of common stock. The proceeds raised were for working capital. In April 1999, we entered into a $600,000 loan agreement. The $600,000 loan bears interest at 8% and is due in six months with the right of Dragon to extend the maturity date by an additional six months in September 1999. As an additional inducement, we issued 90,000 shares of common stock to the lender. In September 1999 we exercised our option to extend the loan by a period of six months. This debt was subsequently converted into common stock.

        On October 14, 1999, we entered into securities purchase agreements with two investors located in Hong Kong. Under the terms of this agreement, the investors purchased, in the aggregate, 600,000 shares of common stock at $2.50 per share, resulting in our raising in the aggregate $1.5 million.

        On December 31, 1999, we closed a private placement raising $10,645,000 through the issue of 4,258,000 shares of common stock at a price of $2.50 per share. $600,000 of the gross proceeds from the December 1999 offering represented the conversion of the outstanding debt by the lenders into shares of Dragon's common stock at a price of $2.50 per share.

        Dragon has not completed any financing activities during the first nine months of the current fiscal year.


                                    BUSINESS

General

        We are a development stage pharmaceutical and biotechnological company whose business plan is to develop, manufacture and market pharmaceutical products in China. We have acquired a 75% interest in a drug manufacturing company called Nanjing Huaxin Biotech Co. Ltd. located in Nanjing City, China and are currently implementing our proprietary technology which will allow it Nanjing Huaxin Biotech to produce drugs such as EPO in an efficient and cost-effective manner. Our strategy is to use our biotechnological expertise to produce and market pharmaceutical products primarily in China at costs which will be lower than those currently available.

Corporate History

Merger with First Geneva Investments, Inc.

        We were originally formed on August 22, 1989, as First Geneva Investments, Inc. First Geneva Investments was formed for the purpose of evaluating and acquiring businesses. From 1989 to 1998, First Geneva Investments had no significant activity. On August 17, 1998, pursuant to a share exchange agreement, First Geneva Investments issued 7,000,000 shares of its common stock and 2,000,000 warrants with each warrant having the right to acquire one-half share of common stock at $0.50 per half share, or 1,000,000 shares of common stock at $1.00 per share in the aggregate, in exchange for all of the outstanding shares of Allwin Newtech Ltd., a British Virgin Islands corporation. Allwin Newtech Ltd. was formed on February 10, 1998 for the purpose of developing pharmaceutical products in China. Allwin Newtech owns certain technology used to enhance the efficiency of producing EPO. As a result of the acquisition, the former shareholders of Allwin Newtech became 87.5% shareholders of First Geneva Investments and Allwin Newtech became its wholly-owned subsidiary. On September 21, 1998, First Geneva Investments changed its named to Dragon Pharmaceutical Inc. Prior to the reorganization, First Geneva Investments and its officers, directors and shareholders were not affiliated with Allwin Newtech and its officers, directors and shareholders.

Our Joint Ventures with Other Companies

Sanhe Kailong Bio-Pharmaceutical Limited

        On April 18, 1998, Allwin Newtech entered into a contract to acquire a 75% interest in a new joint venture called Sanhe Kailong Bio-pharmaceutical Limited, a corporation organized under the laws of China. Since that time, Allwin Newtech has increased its interest in Sanhe Kailong Bio-pharmaceutical Limited to 95%. The other 5% joint venture partner is Sinoway Biotech Limited. Sanhe Kailong was formed in 1998 for the purpose of developing, manufacturing and marketing pharmaceutical products in China.

        For its initial 75% interest, Allwin Newtech agreed to contribute approximately $1,000,000 and its technology to Sanhe Kailong. For its initial 25% interest, Sinoway Biotech was to contribute a contract to purchase a license to manufacture EPO and other drugs in China and a right to acquire a long-term lease of 25 acres of land at a pharmaceutical park located in the Yanjiao Special Economic Zone, China. Upon our acquisition of Allwin Newtech, we assumed Allwin Newtech's interest in Sanhe Kailong Bio-pharmaceutical and are currently evaluating our options under the joint venture agreement. To increase Allwin Newtech's position from 75% to 95% in Sanhe Kailong, on March 19, 1999, we agreed to pay $250,000 and to issue 250,000 shares of our common stock to Sinoway Biotech. Sinoway Biotech will continue to hold the remaining 5% interest. Messrs. Ken Cai, Greg Hall and Longbin Liu serve as directors of Sanhe Kailong. At this time, we have neither contributed the $1,000,000 for research and development nor our technology to Sanhe-Kailong. We have paid $250,000 to Sinoway Biotech to increase our interest in the joint venture but have not yet issued the 250,000 shares of stock. Due to our acquisition of Nanjing Huaxin and its license to manufacture EPO, we determined not to pursue EPO manufacturing through the Sanhe Kailong joint venture. Consequently, the contract to purchase a drug manufacturing license held by Sinoway Biotech was not deemed necessary and was therefore not contributed to Sanhe Kailong. Currently, Sanhe Kailong has no operations. Although no decision has been made, we may consider having Sanhe Kailong develop other pharmaceutical drugs. Sanhe Kailong was formed by Allwin Newtech for the purpose of the joint venture. Neither we nor Allwin Newtech had affiliation with Sinoway Biotech prior to the joint venture's formation.

Nanjing Huaxin Biotech Co. Ltd.

     On July 27, 1999, Allwin Newtech closed a share transfer agreement with the Nanjing Medical Group Ltd. whereby, effective June 11, 1999, Allwin Newtech purchased from the Nanjing Medical Group 75% of its equity interest in Nanjing Huaxin Biotech Co. Ltd. The total purchase price for the 75% equity interest was $4.2 million. Of the $4.2 million, $1,218,100 had been allocated as working capital for the joint venture. As at February 29, 2000, Dragon had fulfilled all payment obligations for the Nanjing Huaxin acquisition.

     Nanjing Huaxin Biotech Co. was formed and operates pursuant to a Sino-Foreign Joint Venture Contract between The Nanjing Medical Group Company Limited and Allwin Newtech. Under the terms of the Joint Venture Contract, Nanjing Huaxin Biotech's board of directors consists of five directors of which Allwin Newtech has the right to select three directors, including the chairman. Allwin Newtech has selected Messrs. Liu, Cai and Hall as its representatives. Mr. Liu also serves as chairman to Nanjing Huaxin Biotech. The Nanjing Medical group has the right to select the remaining two representatives.

     Because of Allwin Newtech's majority ownership and majority representatives on the Nanjing Huaxin Biotech's board, Allwin Newtech controls Nanjing Huaxin Biotech's operations in the ordinary course of business. However, the following transactions by Nanjing Huaxin Biotech requires the unanimous approval by its board: (1) amending Nanjing Huaxin Biotech's articles of association; (2) liquidating Nanjing Huaxin Biotech; (3) increasing or decreasing Nanjing Huaxin Biotech's registered capital; (4) mortgaging Nanjing Huaxin Biotech's assets; and (5) merging Nanjing Huaxin Biotech.

     Nanjing Huaxin is located in Nanjing City, China and owns a license and production permit for the manufacture of EPO in China. Nanjing Huaxin currently manufactures approximately 300,000 doses of EPO annually; however we believe that the Nanjing Huaxin EPO production has been hampered by out-of-date technology. As part of our business strategy, we have supplied management assistance and capital investment to upgrade Nanjing Huaxin's facilities and implemented our production technology to increase production efficiency and decrease production costs. Nanjing Huaxin was previously part of Nanjing Research Institute of Military Medical Science, a corporation operated by the Chinese military. We had no affiliation with Nanjing Medical Group or Nanjing Huaxin Biotech prior to entering into the share transfer agreement.

     Nanjing Huaxin currently produces EPO in China for kidney dialysis applications and Chinese governmental approval for cancer therapy applications is anticipated by the end of 2000.

     Originally, we contemplated entering the EPO market by acquiring an EPO license and building a manufacturing facility through our interest in Sanhe Kailong. This strategy would have required a large capital investment by us. In light of the anticipated capital investment in Sanhe Kailong, we acquired a 75% interest in Nanjing Huaxin which has an existing facility and necessary permits and licenses. Nanjing Huaxin has previously been producing an estimated 300,000 vials of EPO per year and markets its EPO under the name "Ning Hong Xin." We are currently evaluating our options regarding our investment in Sinoway Biotech.

Recent Events

Marketing and License Agreements

     In August and October of 2000, Allwin Biotrade Ltd., our wholly-owned subsidiary, entered into a series of marketing and license agreements.

     On August 9, 2000, Allwin Biotrade entered into a marketing and license agreement with Duopharma (Malaysia) SDN.BMD granting Duopharma an exclusive license to sell, formulate, vial and package EPO under the name "Hemotin" for the use in the treatment of anemia associated with chronic renal failure, as well as for any other medical purpose approved by the governing regulatory bodies of Malaysia or the People's Republic of China, for use in Malaysia, Singapore, Indonesia, Brunei, East Timor, Cambodia, Thailand, Vietnam, the Philippines, Laos, and Myanmar. Duopharma will be responsible for obtaining, at its expense, all registrations from applicable regulatory authorities in order to permit the sale of EPO in Duopharma's market areas, although Allwin Biotrade will be responsible in assisting Duopharma in obtaining such approvals. Further, Duopharma will have the right of first refusal for the sale of additional biotechnology or pharmaceutical drugs for which Allwin Biotrade may from time to time have rights to license or sublicense. The Duopharma marketing and license agreement is for a period of five years, and renews automatically for successive one year terms.

     On October 2, 2000, Allwin Biotrade entered into a marketing and license agreement with Fargin S.A., a company having offices in Uruguay, granting Fargin an exclusive license to sell, formulate, vial and package EPO under the names "Hemotin" and "NingHongXin" for the use in the treatment of anaemia associated with chronic renal failure, as well as for any other medical purpose approved by the governing regulatory bodies of Brazil or the People's Republic of China, for use in Brazil, the Dominican Republic, Argentina, Uruguay, Chile, and Paraguay. Fargin will be responsible for obtaining, at its expense, all registrations from applicable regulatory authorities in order to permit the sale of the EPO in Fargin's designated market, although Allwin Biotrade will be responsible in assisting Fargin in obtaining such approvals. Further, Fargin will have the right of first refusal for the sale of additional biotechnology or pharmaceutical drugs for which Allwin Biotrade may from time to time have rights to license or sublicense. The Fargin marketing and license agreement is for a period of seven years, and renews automatically for successive two year periods.

     On October 8, 2000, Allwin Biotrade entered into a marketing and license agreement with Yoo & Yoo BioTech Co., Ltd., a company having offices in the Republic of Korea, granting Yoo & Yoo an exclusive license to sell, formulate, vial and package EPO under the name "Hemotin" and "NingHongXin" for the use in the treatment of anemia associated with chronic renal failure, as well as for any other medical purpose approved by the governing regulatory bodies of the People's Republic of China, for use in the Republic of Korea and the Democratic People's Republic of Korea. Yoo & Yoo will be responsible for obtaining, at its expense, all registrations from applicable regulatory authorities in order to permit the sale of the EPO Yoo & Yoo's market areas although Allwin Biotrade will be responsible in assisting Yoo & Yoo in obtaining such approvals. Further, Yoo & Yoo will have the right of first refusal for the sale of additional biotechnology or pharmaceutical drugs for which Allwin Biotrade may from time to time have rights to license or sublicense. The Yoo & Yoo marketing and license agreement is for a period of seven years, and renews automatically for successive one year periods.

Acquisition Agreement with Alphatech Bioengineering Limited

        On October 6, 2000, we entered into an acquisition agreement with Alphatech Bioengineering Limited, a Hong Kong corporation owned by Mr. Longbin Liu and Mr. Philip Yuen. Mr. Liu is our president and one of our directors and Mr. Yuen is one of our directors. Under the terms of the acquisition agreement, we have agreed to purchase Alphatech Bioengineering's rights and technology relating to the production of Hepatitis B vaccine through the application of genetic techniques on hamster ovary cells including the culturing of such cells, which act as a host expression system for the production of Hepatitis B vaccine protein, and the purification of Hepatitis B vaccine protein from the culture of such cells.

        In connection with entering into the acquisition agreement, Alphatech Bioengineering has made certain representations regarding the development of a cell-line of hamster ovary cells which act as a host expression system for the production of Hepatitis B vaccine protein including:

        o the cell-line of hamster ovary cells has been developed to the stage where the hamster ovary cells have the capacity to express Hepatitis B vaccine protein at levels in excess of 5 mg/liter;

        o the technology includes industrial scale fermentation and purification methods that are suitable for use in the commercial production of Hepatitis B vaccine protein for incorporation in a Hepatitis B vaccine for humans; and

        o within three months of a production facility of sufficient capacity being fully operational for industrial production, to the reasonable satisfaction of Alphatech Bioengineering, and staffed and equipped with a bioreactor system and purification process for the Hepatitis B vaccine protein:

               o the technology will have the capacity to support a sustained production at the production facility of at least 1,000,000 doses per year of Hepatitis B vaccine protein;

               o production facility of Hepatitis B vaccine protein will yield at least 5 mg/liter from the bioreactor and the recovery of the purified Hepatitis B vaccine protein of acceptable commercial quality meeting the standard of the State Drug Administration of China from media which would yield at least 50% or 2.5 mg/liter in the first three batches of commercial production; and

               o the direct production costs in China, based upon current prices, for the first one million does of Hepatitis B vaccine, including all costs directly associated with the manufacture of Hepatitis B vaccine protein, will be less than US$1.00 per dose.

        In the event any of the representations and warranties made by Alphatech Bioengineering are breached by Alphatech Bioengineering, we will have the right to require Alphatech Bioengineering to reimburse us for the $4 million purchase price.

        Alphatech Bioengineering's rights and technology relating to the production of Hepatitis B vaccine is in the developmental stage, and Alphatech Bioengineering has no commercial production of or sales of Hepatitis B vaccine. The acquisition of Alphatech Bioengineering's rights and technology relating to the development of Hepatitis B vaccine is subject to customary representations and conditions.

Pharmaceutical Products

        Erythropoietin or EPO. EPO is a glycoprotein that stimulates and regulates the rate of formation of red blood cells. In the adult human, EPO is produced by the kidneys and acts on precursor cells to stimulate cell proliferation and differentiation into mature red blood cells. Kidney disease and chemotherapy or radiation therapy for treating cancer may impair the body's ability to produce EPO and, in turn, reduce the level of red blood cells to less than one-half that of healthy humans. The shortage of red blood cells leads to insufficient delivery of oxygen throughout the body. The result is anemia, which afflicts 90% of all dialysis patients. Symptoms of anemia include fatigue and weakness.

        One of the treatments for anemia is to provide EPO protein. This treatment is administered through dialysis tubing or by injection approximately three times per week, either intravenously or subcutaneously. EPO is most commonly administered to people with chronic renal failure, HIV patients being treated with anti-viral drugs, and cancer patients on chemo or radiation therapy. The treatment is less dangerous and generates fewer adverse side effects than the alternatives, which include blood transfusions and androgen therapy. However, side effects of EPO may include hypertension, headaches, shortness of breath, diarrhea, rapid heart rate and nausea.

        While EPO has been tested to be effective in treating anemia, other drugs and treatments currently exist or are in development which can treat anemia. These alternative drugs or treatments could be proven more effective, less expensive or preferable to the Chinese customer than EPO. The inability of EPO to compare favorably to these alternative drugs would have an adverse affect on our business objectives.

Proprietary Biotechnology

        We have achieved enhanced efficiencies in the production of EPO by Nanjing Huaxin by introducing a high-yield mammalian cell line developed in China. Our scientists designed a unique plasmid vector for expression of target genes in mammalian cells and constructed the EPO-expression CHO (Chinese Hamster Ovary) cell line using this technology. The science behind our technology is summarized below.

        CHO cells are used for obtaining the EPO-expression cell lines. CHO cells have the ability of proliferating indefinitely in culture and are the most widely-used mammalian cells for producing recombinant proteins. The CHO cell-based expression system is considered the industry standard and is used by us for protein production.

        In order to construct a CHO cell line, which expresses a particular protein, the genetic materials encoding the sequences of the desired protein
(cDNA) are inserted into a plasmid vector. The plasmids are encapsulated in liposomes and then used to transfect the CHO cells. In addition to delivering the desired cDNA into CHO cells, it is the plasmid vector that largely determines whether the high yield of the recombinant protein production by the CHO cells has or has not been "transfected" (i.e., genetically modified by the uptake of the genetic material). The plasmid vector will allow the amplification of itself together with the cDNA of desired protein inside the CHO cells under certain conditions. This will lead to a higher level production of the desired protein by the transfected CHO cells.

        In addition to the protein genetic information that the plasmid vector transports into the CHO cells, several marker genes are also included within the plasmids. These genes produce enzymes that can be detected to provide an indication that the cells are transfected. This will be used to select the transformed cells from the unmodified cells. Some of the marker genes are used to induce the amplification of cDNA of the desired protein in the transformed cells. More cDNA copies would translate into a higher yield of the protein. Through a selection process, clones of the CHO cells with stable growth and the highest level of expression of the desired protein are selected. During this process, various techniques are used to amplify the number of copies of the cDNA that codes for the desired protein.

        These selected clones will be expanded into large volumes and stored in aliquots as the Master Cell Banks ("MCB") for large-scale protein production. The CHO cell culture systems for industrial production of recombinant proteins are variable for a few months of sustained protein production. After that, new cells from the MCB will be scaled up for another cycle. The protein produced by the CHO cells will be secreted into the media during the culture and the media obtained will be used to purify the desired protein.

Research and Development

        We have developed our own technology to construct a unique plasmid vector. This plasmid vector is used for constructing a CHO cell line, which produces EPO at high yields. We expect this technology to increase EPO production and reduce the cost of EPO production.

        The yield of our EPO-expression CHO cell line was tested at the Beijing Institute of Microbiology and Epidemiology in May of 1999. EPO production was calculated by measuring the EPO levels in the harvested media using ELISA. The yield of the results exceeded the estimated yields achieved by another manufacturer of EPO, and the estimated yields achieved by other Chinese producers.

     Our research and development is conducted in China and led by Dr. Liu. These activities are carried out by employees of Nanjing Huaxin as well as outside consultants.

        Approximately $4 million has been budgeted to finance the research and development of the Company's technology utilizing its proprietary vectoring process and its application to new products over the next 12 months. This research and development will be utilized to enhance the current manufacture of EPO by Nanjing Huaxin.

China's EPO Market

        Sales of EPO in the Chinese market have been less than elsewhere in the world because current sales prices make it too expensive for many of the patients who could benefit from it.

        China is in the process of finalizing its health care system and health insurance plan, and if established, the ability to purchase prescription drugs, including EPO, is expected to increase. For example, the health insurance plan is expected to have mandatory coverage for dialysis. A dialysis patient needs at least 80-100 doses of EPO per year. This will translate into a market demand in China of 50 million doses per year of EPO for dialysis alone. The coverage for EPO application for cancer related and other types of anemia is also expected. Considering the 2 million cases of cancer diagnosed in China each year, this well greatly expand the EPO market. Due to the size and complexity of instituting a healthcare system and health insurance plan in China, we are unable to predict when such health system will be implemented or when health insurance may become generally available.

        There are three sources of EPO in the Chinese marketplace. First, Amgen and Kirin service the market through offshore production facilities. However, the price to the consumer is prohibitive because of tariffs and a value added tax that combined add about 30% to the cost per vial. Second, there are approximately 5 existing domestic producers of EPO similar to Nanjing Huaxin. We believe that EPO can be freely produced and sold in China without infringing the patent rights of Kirin-Amgen (the U.S. patent holder) because no administration protection was filed with the China before EPO was exported to China. Furthermore, EPO is not currently subject to the U.S.-China agreement on intellectual property.

        Dragon believes that a lower price would allow non-governmental workers the ability to afford EPO and would increase the likelihood of EPO being included on the reimbursement list of drugs that are supplied at no charge to government workers with prescriptions. We currently sell EPO at approximately $11.00 per dose. We plan to maintain our costs by producing domestically, thus avoiding import duties, and by producing with high-yield vector technology, thus avoiding the perceived quality and inefficient yield problems of existing domestic producers. During the last quarter of 1999, we produced 92,000 doses of EPO and during the first quarter of this year, we produced approximately 175,000 doses. Comparative sales were 36,625 doses during the last quarter of 1999 and 58,870 doses for the first quarter of 2000.

     The third source of EPO is represented by Sinogen (China) Ltd., a Hong Kong subsidiary of U.S.-based Sinogen International Co. Ltd. Sinogen (China) reached an agreement in 1998 with the shareholders of the Shandong Yongming Vivogen Pharmaceutical Co. Ltd. to establish a new joint venture to research and develop EPO. This EPO was developed by the Nanjing Research Institute of Military Medical Sciences and the Hainan Yalong Institute of Biomedical Sciences. In October 1996, the Ministry of Health granted a new drug certificate to the drug and approval to start production was received in 1997. To the best of our knowledge, Sinogen (China) is capable of producing between 500,000 and 1 million doses of EPO per year but is currently producing less than 300,000 doses per year. We do not know, however, the selling price of EPO per dose sold by Sinogen (China). The EPO drug license utilized by Sinogen (China) was granted to the former owners of the production facility. Sinogen (China) bought the existing company with the license and the production facility. It is still structured as a joint venture company and Sinogen (China) is the majority shareholder.

Competition

     The world market for EPO is approximately $3 billion in annual sales and is growing. The market is dominated by three firms: Amgen Inc. of Thousand Oaks, California; Ortho Pharmaceutical Corp., a subsidiary of Johnson & Johnson, Inc. of New Brunswick, New Jersey; and Kirin Brewery Company, Limited of Japan. EPO is marketed by Amgen as "Epogen," by Johnson & Johnson as "Procrit/Eprex" and by Kirin as "Espo." A fourth participant in the international EPO market is Roche Holding AG of Switzerland, which markets an EPO drug with a different heritage.

        Amgen was granted United States rights to market EPO under a licensing agreement with Kirin-Amgen, Inc., a joint venture between Kirin and Amgen that was established in 1984. Johnson & Johnson acquired the rights to EPO from Kirin-Amgen for all treatments except kidney dialysis in the United States and for all uses outside the United States in 1985. Both Amgen and Kirin individually manufacture and market EPO for China and Japan. These international drug companies all have more financial resources than we do.

        In addition to these international drug companies, we will be competing with existing and potential domestic producers such as Sunshine and Sinogen. Many of our competitors may have greater financial, technical and manufacturing resources than we have. These resources would allow our competitors to respond more quickly to new or emerging advancements in the drug industry and to devote greater resources to the development, promotion and sale of their products.

        We expect to have a competitive advantage due to our high production yield which should result in larger profit margins compared to other domestic producers. We will continue to have our EPO product included on the government reimbursement list although other EPO producers are also represented on this list. However, we intend to market our EPO product at a cost that is lower than competitors which is expected to give us a competitive advantage.

        Due to China's growing market for pharmaceutical products competition among drug producers is expected to increase during 2000 and probably during 2001. After then, we anticipate that the EPO producers with the strongest marketing networks, best quality and price, and highest market shares will survive to service the EPO market in China.

        Potential competition to EPO market includes other products or technologies that are successful in treating anemia. Hoechst Marion Roussel is currently conducting clinical trials on gene-activated erythropoietin for the treatment of anemia, while Alkermes, Inc. of Cambridge, Massachusetts and Johnson &Johnson are currently conducting clinical trials with a sustained delivery formulation of Epoetin alfa for the treatment of anemia. Amgen has sole rights to Novel Erythropoiesis Stimulating Protein, a second-generation EPO molecule that will pose serious competition to the existing products because it offers the possibility of less frequent dosing (i.e., once a week rather than three times a week). Phase I clinical trials have commenced in pre-dialysis patients, and Amgen expects to begin studies in chemotherapy-induced anemia this year.

        In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties that could increase their ability to reach customers in the Chinese market. Such existing and future competition could affect our ability to penetrate the Chinese market and generate sales revenues. Determining the degree, intensity and duration of competition or the impact of such competition on our financial and operating results are uncertain. No assurances can be given that we will be able to compete successfully against current and future competitors, and any failure to do so would have a material adverse effect on our business.

Intellectual Property, Government Approvals and Regulations

        We have received legal advice that the development, production or marketing of EPO in China is not subject to U.S. patents currently held by Kirin-Amgen because no corresponding patent was filed in China. Also, no administrative protection has been filed on EPO with the Chinese government authorities by Kirin-Amgen. In addition, we do not anticipate that any such patent or administrative protections will be imposed by U.S.-China agreements on intellectual property. As a result, we have not sought to obtain any rights or licensing from patent holders for the production or marketing of EPO in China. However, there is no assurance that U. S. patent holders or licensees may not attempt to assert claims of patent infringement in order to curtail or prevent the our production and sale of EPO in China.

        The development and manufacture of EPO requires a license and permit from the Ministry of Health, China. Our subsidiary Nanjing Huaxin currently is licensed to make and sell EPO for kidney dialysis applications. It is anticipated that governmental approval to use EPO for additional applications such as cancer related anemia, pregnancy related anemia and surgery recovery will be granted later this year. The Good Manufacturing Practices license remains valid until August 18, 2005, and is renewable at that time. There are no restrictions on the license or permits other than the requirement that the EPO drug be manufactured in compliance with Chinese Good Manufacturing Practices, and the drug may be sold for authorized medical purposes (such as anemia).

        Our technology is not protected by any patents or copyrights nor do we intend to seek any such protection. We require all our research employees to sign confidentiality agreements regarding their work. However, without patent or copyright protection, we may not be able to prevent duplication of our vector technology by competitors.

Doing Business in China

        Our business is being conducted in China and will be subject to the political, social and economic environment in the People's Republic of China. China is controlled by the Communist Party of China. Under its current leadership, China has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. However, the Chinese central government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy. Accordingly, the Chinese government actions in the future, including any decision not to continue to support current economic reform programs and to return to a more centrally planned economy, or regional or local variations in the implementation of economic reform policies, could have a significant effect on economic conditions in China or particular regions thereof. Economic development may be further limited by the imposition of austerity measures intended to reduce inflation, the inadequate development or maintenance of infrastructure or the unavailability of adequate power and water supplies, transportation, raw materials and parts, or a deterioration of the general political, economic or social environment in the PRC, any of which could have a material adverse effect on our business, financial condition and results of operations. Moreover, economic reforms and growth in China have been more successful in certain provinces than others, and the continuation or increase of such disparities could affect the political or social stability of China.

        If we were required to move our manufacturing operations outside of the China, our potential profitability, competitiveness and market position could be materially jeopardized, and there could be no assurance that we could continue our operations. Our business and prospects are dependent upon agreements with various entities controlled by Chinese governmental instrumentalities. The failure of such entities to honor these contracts, or the inability to enforce these contracts in China could adversely affect our business operations. There can be no assurance that assets and business operations in China will not be nationalized, which could result in the total loss of our investment in China.

        The legal system of China relating to foreign investments is relatively new and continues to evolve thus creating uncertainty as to the application of its laws and regulations in particular instances. Definitive regulations and policies with respect to such matters as the permissible percentage of foreign investment and permissible rates of equity returns have not yet been published.

Furthermore, statements regarding these evolving policies have been conflicting, and any such policies, as administered, are likely to be subject to broad interpretation and discretion and to be modified, perhaps on a case-by-case basis. As a legal system in China develops with respect to these new types of enterprises, foreign investors may be adversely affected by new laws, changes to existing laws (or interpretations thereof) and the preemption of provincial or local laws by national laws. In circumstances where adequate laws exist, it may not be possible to obtain timely and equitable enforcement thereof.

Suppliers

        Nanjing Huaxin produces the materials for EPO. The medium used for culturing cells is commercially available from several sources.

Customers

        Our customers are those who were previous customers through Nanjing Huaxin. We intend to expand this customer base through an expanded marketing group at Nanjing Huaxin.

        We began realizing revenue in 1999 from the sale of EPO by our subsidiary Nanjing Huaxin. Nanjing Huaxin was producing EPO at the time of our acquisition. However, its production yields were low and its technology outdated. We have begun to upgrade and improve Nanjing Huaxin's production facilities and to implement our technology to increase EPO production at these facilities.

Employees

        As of September 30, 2000, we had no employees but engaged three consultants, Messrs. Liu, Maskerine and Walsh, to perform administrative services. We expect to commence hiring full and/or part-time employees during the calendar year 2000. Nanjing Huaxin has approximately 100 employees in China. Sanhe Kailong has no employees.

                                    PROPERTY

        Our corporate offices are located at 543 Granville Street, Suite 1200, Vancouver, British Columbia, Canada V6C 1X8. We also have an office in Beijing, China located at 11th Floor, Suite 18-19, China World Tower 2, 1 Jianguomenwai Avenue, Beijing, 100004.

        Nanjing Huaxin currently leases a large production facility in Nanjing, China.

        The Sanhe Kailong joint venture has the right to purchase 25 acres of land at a pharmaceutical park in China's Yanjiao Special Economic Zone.

                                   MANAGEMENT

Directors and Executive Officers of Dragon

        The directors and executive officers of Dragon, and their ages and positions, and duration as such, are as follows:


Name                          Position                          Age     Period

Longbin Liu                   President, Chief Executive        37      September 1998 - present
                              Officer and Director
Shaun Maskerine               Secretary/Treasurer               32      July 1998 - present
Ken Z. Cai                    Director, Chief Financial Officer 35      September 1998 - present
Greg Hall                     Director                          43      September 1998 - present
Alexander Wick                Director                          62      September 1998 - present
Philip Yuen Pak Yiu           Director                          64      November 1999 - present
Dr. Yiu Kwong Sun             Director                          62      November 1999 - present
Robert Friedland              Former Director                   49      January 2000 - September 8, 2000
Jackson Cheng                 Former Director                   34      September 1998 - January 2000


Directors of Subsidiaries

        The directors of our three subsidiaries are as follows:



                                            Nanjing Huaxin                             Sanhe Kailong
Name                        Position        Biotech (1) (2)    Allwin Newtech (2)  Bio-Pharmaceutical (2)
----                        --------        --------           --------------      ------------------

Ken Cai                     Director               X                   X                     X
Longbin Liu                 Director               X                   X                     X
Philip Yuen                 Director               X                   X
Greg Hall                   Director                                                         X
Jiamiao Li                  Director               X
Weiming Xu                  Director               X


---------------------

(1) Pursuant to the joint venture agreement, Nanjing Huaxin Biotech has a five member board of directors with Allwin Newtech designating three of the five members. The Nanjing Medical Group has the right to elect two directors to Nanjing Huaxin Biotech Co. Ltd's board of directors and selected Mr. Jiamiao Li and Mr. Weiming Xu as its representatives. Neither Mr. Jiamiao Li nor Mr. Weiming Xu are affiliated with Dragon, and Dragon has no control over The Nanjing Medical Group's selection.

(2) Dragon is the sole or controlling shareholder of each of these entities. Consequently, Dragon has the power to appoint a majority of the Directors in these entities. Allwin Newtech and Sanhe Kailong Bio-Pharmaceutical have no other directors.

Business Experience

     The following is a description of our executive officers and directors and their business background for at least the past five years.

     Dr. Longbin Liu, M.D. is the President, Chief Executive Officer and Director of Dragon. He has 15 years of biotechnology experience in North America, Japan and China, most recently as an Assistant Professor of Medicine in the Division of Cardiovascular Medicine of the University of Massachusetts Medical Centre where he had served since 1995, before joining Dragon in September 1998. Dr. Liu earned his medical degree from Hunan Medical University in 1983.

     Dr. Ken Z. Cai is Chief Financial Officer and a Director of Dragon. Dr. Cai has a Ph.D in Mineral Economics from Queen's University in Kingston, Ontario, as well as 16 years of experience in mining, public company administration and financing. Since February 1996, he has been a Director and the President and Chief Executive Officer of Minco Mining and Metals Corporation, a Toronto Stock Exchange-listed company involved in mining exploration and development in China. Dr. Cai has extensive experience in conducting business in China for the past 15 years and is currently the Chairman of the Board of four Sino-foreign joint ventures.

     Mr. Greg Hall is a Director of Dragon. Mr. Hall is a stockbroker with 17 years of corporate finance and public offerings experience. Since April, 1999, Mr. Hall has been a Senior Vice President of Yorkton Securities Inc. in Vancouver, Canada. Prior to joining Yorkton Securities, Mr. Hall was with Canaccord Capital for ten years. He is a former member/seat holder of the Vancouver Stock Exchange. Prior to joining Canaccord Capital, Mr. Hall was the Co-Founder of both Pacific International Securities and Georgia Pacific Securities Corporation.

     Dr. Alexander Wick is a Director of Dragon. Dr. Wick holds a doctorate degree in synthetic organic chemistry from the Swiss Federal Institute of Technology and has completed post-doctoral studies at Harvard University. He has 30 years of biotechnology and pharmaceuticals experience and is currently the President of Sylachim, a chemicals and pharmaceuticals producer located in France, which position he has held since 1995.

     Mr. Philip Yuen Pak Yiu is a Director of Dragon. Mr. Yuen has been a legal practitioner in Hong Kong since graduating from law school in London, England in 1961. In 1965, he established the law firm of Yung, Yu, Yuen and Co. and is now the principal partner of the firm. Mr. Yuen has over 30 years experience in the legal field and has been a director of several large listed companies in various industries. He is a director of the Association of China-appointed Attesting Officers Limited in Hong Kong, a standing committee member of the Chinese General Chamber of Commerce in Hong Kong, a member of the National Committee of the Chinese People Political Consultative Conference and an arbitrator for the China International Economic and Trade Arbitration Commission.

     Dr. Yiu Kwong Sun is a Director of Dragon. Dr. Sun graduated from the University of Hong Kong Faculty of Medicine in 1967. He is a Founding Fellow of the Hong Kong College of Family Physicians and a Fellow of the Hong Kong Academy of Medicine. Since 1995, he has served as the Chairman of the Dr. Sun Medical Centre Limited which has been operating a network of medical centers in Hong Kong and China for the past 20 years. He is also the Administration Partner of United Medical Practice, which manages a large network of medical facilities throughout Hong Kong and Macau. Dr. Sun has been a member of the Dr. Cheng Yu Fellowship Committee of Management of the University of Hong Kong Faculty of Medicine since 1997.

     Mr. Shaun Maskerine is Secretary and Treasurer of Dragon. From July 7, 1998, to November 23, 1999, he was also a director. From July 7, 1998, to September 18, 1998, Mr. Maskerine was President of Dragon. Since January 1999, Mr. Maskerine has been the President and Director of Aquarius Ventures Inc., a resource based company. From March 1998 to January 1999, Mr. Maskerine was Vice President of Finance of Aquarius Ventures. He is also the President and Director of Global Petroleum Inc., another resource based company. He has held these positions since September 1998. Aquarius Ventures Inc. and Global Petroleum Inc.

are both listed on the Canadian Venture Exchange. Prior to March 1998, Mr. Maskerine was a management consultant in the hotel/tourism industry.

     Ms. Anna Liu is the Controller for the Company. Ms. Liu is a Certified General Account Candidate and has been working as an accountant for North American companies with Chinese operations for 5 years. Ms. Liu received her Masters in Economics from the University of British Columbia.

Committees of the Board

     The Board has an Executive Committee consisting of Messrs. Liu, Cai, and Hall. The Executive Committee's primary function is to administer all our daily operating activities, including our subsidiaries and joint venture companies. The Board has also created committees to direct our operations in each functional area. The Finance Committee is comprised of Messrs. Cai, Yuen and Hall. The Technology Committee is comprised of Messrs. Wick, Liu and Suen. The Investor Relations Committee is comprised of Messrs. Cai and Hall.

Family Relationships

     There are no family relationships between any director or executive officer.

                             EXECUTIVE COMPENSATION

     The following table sets forth the compensation of our Chief Executive Officer during the last two complete fiscal years. No other officers or directors received annual compensation in excess of $100,000 during the last two complete fiscal years.


                           SUMMARY COMPENSATION TABLE


                                         Annual Compensation                                    Long Term Compensation
                            ----------------------------------------------  --------------------------------------------------------
                                                                                       Awards               Payout
                                                                            -----------------------------  --------
                                                                              Restricted   Securities       LTIP        All Other
                                                         Other Annual           Stock      Underlying      Payout      Compensation
                     Year      Salary    Bonus ($)     Compensation ($)        Award(s)    Options (#)       ($)            ($)
                  --------------------------------------------------------  -----------------------------  -------------------------
Longbin Liu          1999       $72,000      -0-             -0-                  -0-         -0-            -0-            -0-
President
                     1998       $36,000      -0-             -0-                  -0-       300,000          -0-            -0-
Shaun Maskerine      1998        $5,943      -0-             -0-                  -0-        75,000          -0-            -0-
Prior President


-----------------------------

     In September 1998, Dr. Longbin Liu replaced Mr. Maskerine as President of Dragon. We have entered into oral consulting agreements with Dr. Liu and Mr. Maskerine pursuant to which they provide administrative services to us. Dr. Liu, as President, is paid an annual salary of $72,000 and received stock options to purchase 300,000 shares of common stock. Mr. Maskerine, our former president, serves as our Secretary/Treasurer and is paid an annual salary of $24,000. Mr. Maskerine also received stock options to purchase 75,000 shares of common stock. These consulting agreements are terminable at will.

Employment/Consulting Agreements

        In June 1999, we entered into a one-year consulting agreement with E. Pernet Portfolio Management for the purpose of providing financial consulting services which was not renewed. The consultant was paid a fee and was granted options to purchase 50,000 shares of common stock at an exercise price of $0.50 per share. This option expires June 2004. We have also entered into agreements for the provision of technical advice with 16 individuals (Wenjuan Zhang, Xiaoshan Liang, Wayne Zhou, Suju Zhong, Zhiqiang Han, Lin-Ling Chen, Haito Wang, Zuze Wu, Jili Zhuang, Guangming Zhong, Jin Yuan, Fen Zhou, Youfu Li, Teresa Liu, Sy-Jenq Loong, Minron Wang). These individuals are not paid a fee but were granted options to purchase shares of common stock at an exercise price of $0.50 and $2.50 per share with a term of 5 years. As of June 30, 2000, we have issued options to purchase 250,000 shares of our common stock at an exercise price of $0.50 and 60,000 shares at an exercise price of $2.50 to our technical consultants.

Director Compensation

        Directors are not paid cash for their services but do receive stock options for serving as such.

Stock Option Plans

        We have no stock option plan. However, the Board of Directors has approved the issuance of stock options to our employees, directors, officers and consultants. Unless otherwise provided by the Board, all options are exercisable for a term of five years. As of December 15, 2000, there were options to acquire 3,043,000 shares of common stock outstanding.

        The following table sets forth the stock options granted to Messrs. Liu and Maskerine during the past fiscal year:

               OPTIONS GRANTED IN THE YEAR ENDED DECEMBER 31, 1999


                           Number of
                           Securities      % of Total Option
                           Underlying          Granted to        Exercise of
                        Options Granted   Employees in Fiscal     Base Price
Name                        in 1999            Year 1999          ($/share)         Expiration Date
----                        -------            ---------          ---------         ---------------

Longbin Liu                    0                   0                  0

Shaun Maskerine              75,000              12.1%              $0.50           November 5, 2004


        The following table sets forth the option value for Messrs. Liu and Maskerine as of December 31, 1999. As of December 31, 1999, the per share price of one share of common stock was $3.69 as quoted on the OTC Bulletin Board.

                FISCAL YEAR END OPTION VALUE (DECEMBER 31, 1999)


                                Number of Securities Underlying
                                Unexercised Options/SARs at Fiscal   Value of Unexercised in the Money
                                          Year End (#)                Options/SARs at Fiscal Year End

                                Exercisable/Unexercisable Options     Exercisable/Unexercisable Options
Name                                  at December 31, 1999                  at December 31, 1999
----                                  --------------------                  --------------------

Longbin Liu                               300,000 / 0                      $1,060,000 / 0
Shaun Maskerine                            75,000 / 0                      $ 276,750 / 0


Limitation of Liability and Indemnification Matters

        We have adopted Section 607.0850 of the 1999 Florida Statutes, Business Organization of the State of Florida in its bylaws. Section 607.0850 states:

        (1) A corporation shall have power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

        (2) A corporation shall have the power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

Ownership by Executive Officers, Directors and Principal Stockholders

        The following table sets forth, as of December 15, 2000, certain information with respect to the beneficial ownership of the our common stock by each stockholder known by us be the beneficial owner of more than 5% of our common stock, by each our executive officers and directors and our executive officers and directors as a group.

        As of December 15, 2000, there were 16,700,000 shares of common stock outstanding.


                                                                                   Percentage
                                                              Number of           Beneficially
Name and Address                                              Shares(1)               Owned
----------------                                              ---------           ------------

Arbora Portfolio Management(11)
Gartenstrasse 38
Zurich, Switzerland                                           1,062,500                6.4%

Zhibin Cai and Yu Fongmei(2)
18 Main Street
Votian
Hubei, China                                                  1,899,000               11.4%

Robert Friedland
No. 1 Temasek Avenue
#37-02 Millenia Tower
Singapore  039192                                             1,000,000(3)             5.6%

Berycon Ltd.(11)
13/F Gloucester Tower
The 11 Pedder Street Central
Hong Kong                                                     1,000,000(4)             5.8%

Chow Tail Fook Nominee Limited(11)
31F New World Tower
16-18 Queens Road Central
Hong Kong                                                     2,000,000(5)            11.5%

Chimei Wu Ho
396 Chungshan Road, Sec 2
Puli Town, Taiwan                                             2,400,000               14.7%

Longbin Liu,
President, Chief Executive Officer and Director                 700,000(6)             4.0%

Shaun Maskerine,
Secretary                                                        91,250(7)              *

Ken Cai,
Chief Financial Officer and Director                            500,000(6)             2.9%

Greg Hall,
Director                                                        400,000(6)             2.3%


                                                                                   Percentage
                                                              Number of           Beneficially
Name and Address                                              Shares(1)               Owned
----------------                                              ---------           ------------

Philip Yuen,
Director                                                        877,500(8)             5.2%

Alexander Wick,
Director                                                        175,000(6)             1.0%

Yiu Kwong Sun,
Director                                                        775,000(9)             4.6%

All directors (8 persons) and executive
officers as a group                                           4,648,750(10)           23.6%


------------------------

*    Represents less than one percent.

(1) Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within sixty days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.
(2) Zhibin Cai is the father of Mr. Ken Cai. Yu Fong Mei is the mother of Mr. Ken Cai. They do not reside with Mr. Ken Cai.
(3) Includes 500,000 shares of common stock owned by Newstar Securities Ltd. (a company controlled by Mr. Friedland) with the balance representing warrants exercisable within sixty days. Mr. Friedland is a former director who resigned on September 8, 2000.
(4) Includes 500,000 shares which may be acquired pursuant to warrants exercisable within sixty days.
(5) Includes 1,000,000 shares which may be acquired pursuant to warrants exercisable within sixty days.
(6)  Represents options exercisable within sixty days.
(7) Includes 6,250 shares of common stock owned with the balance representing options exercisable within sixty days.
(8) Includes 62,500 shares of common stock owned and 215,000 shares of common stock subject to options. Also includes 600,000 shares of common stock owned by Global Equities Overseas Ltd. for which Mr. Yuen serves as a director.
(9) Includes 175,000 shares of common stock subject to options exercisable within sixty days. Also includes 600,000 shares of common stock owned by Yukon Health Enterprise for which Mr. Sun serves as a director.
(10) Includes options and warrants to acquire 2,880,000 shares of common stock.
(11) We have been unable to obtain information regarding the identity of the principals and affiliates of Arbora Portfolio Management, Berycon Ltd. and Chow Tail Fook Nominee Limited.

                              PLAN OF DISTRIBUTION

     The selling stockholders may, from time to time, sell all or a portion of the shares of common stock on any market upon which the common stock may be quoted (currently the OTC Bulletin Board), in privately negotiated transactions or otherwise. Such sales may be at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to the market prices or at negotiated prices. The shares of common stock may be sold by the selling stockholders by one or more of the following methods, without limitation:

     (a) block trades in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     (b) purchases by broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

     (c)  an exchange distribution in accordance with the rules of the exchange;

     (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     (e)  privately negotiated transactions;

     (f) market sales (both long and short to the extent permitted under the federal securities laws); and

     (g)  a combination of any aforementioned methods of sale.

     In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate.

     Brokers or dealers may receive commissions or discounts from the selling stockholders or, if any of the broker-dealers act as an agent for the purchaser of said shares, from the purchaser in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholders to sell a specified number of the shares of common stock at a stipulated price per share. Such an agreement may also require the broker-dealer to purchase as principal any unsold shares of common stock at the price required to fulfill the broker-dealer commitment to the selling stockholders if said broker-dealer is unable to sell the shares on behalf of the selling stockholders. Broker-dealers who acquire shares of common stock as principal may thereafter resell the shares of common stock from time to time in transactions which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above. Such sales by a broker-dealer could be at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. In connection with such resales, the broker-dealer may pay to or receive from the purchasers of the shares, commissions as described above. The selling stockholders may also sell the shares of common stock in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus.

        The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the sale of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Furthermore, selling stockholders are subject to Regulation M of the Securities Exchange Act of 1934. Regulation M prohibits any activities that could artificially influence the market for Dragon's common stock during the period when shares are being sold pursuant to this Prospectus. Consequently, selling stockholders, particularly those who are officers and directors of Dragon, must refrain from directly or indirectly attempting to induce any person to bid for or purchase the common stock being offered pursuant to this Prospectus.

        From time to time, the selling stockholders may pledge their shares of common stock pursuant to the margin provisions of their customer agreements with their brokers. Upon a default by a selling stockholder, the broker may offer and sell the pledged shares of common stock from time to time. Upon a sale of the shares of common stock, the selling stockholders intend to comply with the prospectus delivery requirements, under the Securities Act, by delivering a prospectus to each purchaser in the transaction. We intend to file any amendments or other necessary documents in compliance with the Securities Act which may be required in the event any selling stockholder defaults under any customer agreement with brokers.

        Trading in our common stock may be restricted by the SEC's penny stock regulations which may limit a stockholder's ability to buy or sell our common stock. The SEC has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our common stock may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and financially qualified investors. For transactions covered by this rule, the broker-dealers must make a special suitability determination of the purchaser and receive the purchaser's written agreement of the transaction prior to the sale. Consequently, these rules may affect the ability of broker-dealers to trade our common stock and affect the ability of existing stockholders to sell their shares in the secondary market.

        All expenses of the registration statement including, but not limited to, legal, accounting, printing and mailing fees are and will be borne by us.

                              SELLING STOCKHOLDERS

        Set forth below is a list of all stockholders who may sell shares pursuant to this prospectus. The "No. of Shares" column represents the number of shares owned by the selling stockholder and the number of shares underlying warrants/options column represents the number of shares that may be acquired by such selling stockholder within sixty days pursuant to a warrant/option. The "total" column represents the number of shares beneficially owned by the selling stockholders and is the sum of the number of shares and number of shares underlying warrants/options columns. The "Common Shares Beneficially Owned Following the Offering" assumes all shares registered are sold by the selling stockholder.


                                                                                              Number of        Common Shares
                                                                                               Common       Beneficially Owned
                                                  Common Stock Beneficially                 Shares Offered       Following
Name of Stockholder                              Owned Prior to the Offering                   Hereby          the Offering
-------------------                              ---------------------------                   ------          ------------
                                   No. Shares
                                      No. of        Underlying                                               No. of
                                      Shares     Warrants/Options     Total         %                        Shares        %
                                      ------     ----------------     -----         -                        ------        -

Shares issued pursuant to exercise of
warrants issued August 17, 1998

Arbora Portfolio Management             505,000              0          505,000     3.14%       250,000      255,000     1.6%
New Dragon (No. 3) Investments Ltd.     450,000              0          450,000         *       200,000      250,000     1.5%
Bunnaton Ltd.                           100,000              0          100,000         *        80,000      20,000        *
Doug Casey                               20,000              0           20,000         *        20,000         0         0%
Dragon Gold Corporation                  50,000              0           50,000         *        50,000         0         0%
Medi Ray Group Inc.                      30,000              0           30,000         *        30,000         0         0%
Morning Sun Holdings Ltd.               300,000              0          300,000     1.86%       100,000      200,000     1.24%
Frank Juck Fai Cheng                     10,000              0           10,000         *        10,000         0         0%
Yeung Kit Ming                            6,350              0            6,350         *         6,350         0         0%
Corona Tung Wing Fon                      2,150              0            2,150         *         2,150         0         0%
Leung Sun Yuen                           12,750              0           12,750         *        12,750         0         0%
Wong Sui Kuen                             2,100              0            2,100         *         2,100         0         0%
Cheung Chi Wing                           2,150              0            2,150         *         2,150         0         0%
Tam Yung Ping                            10,600              0           10,600         *        10,600         0         0%
Chan Tsok Hung                            2,100              0            2,100         *         2,100         0         0%
Wu Cho Woon                              19,100              0           19,100         *        19,100         0         0%
Chu Sung Hei                             12,700              0           12,700         *        12,700         0         0%
Tim Sun                                  10,000              0           10,000         *         5,000       5,000        *
Amy Wing Hang Chau                       20,000              0           20,000         *        20,000         0         0%
Stephanie Pui San Wong                   20,000              0           20,000         *        20,000         0         0%
J Aitken Instrument Controls Inc          5,000              0            5,000         *         5,000         0         0%
Bohn Consulting Ltd.                      5,000              0            5,000         *         5,000         0         0%
Perry Doell                               2,500              0            2,500         *         2,500         0         0%
Zenon Dragan                              2,500              0            2,500         *         2,500         0         0%
Victor Lee                                5,000              0            5,000         *         5,000         0         0%
Peter McGourty                            2,500              0            2,500         *         2,500         0         0%
Richard Siu                               5,000              0            5,000         *         5,000         0         0%
Donald Lee                                2,500              0            2,500         *         2,500         0         0%



                                                                                              Number of        Common Shares
                                                                                               Common       Beneficially Owned
                                                  Common Stock Beneficially                 Shares Offered       Following
Name of Stockholder                              Owned Prior to the Offering                   Hereby          the Offering
-------------------                              ---------------------------                   ------          ------------
                                   No. Shares
                                      No. of        Underlying                                               No. of
                                      Shares     Warrants/Options     Total         %                        Shares        %
                                      ------     ----------------     -----         -                        ------        -

Glen Cole                                 5,000              0            5,000         *         5,000         0         0%
David Boyko                               6,000              0            6,000         *         6,000         0         0%
Joe Kuliasa                               5,000              0            5,000         *         5,000         0         0%
Brent English                             2,500              0            2,500         *         2,500         0         0%
Gary Yee                                  2,500              0            2,500         *         2,500         0         0%
Garth Fradette                            3,750              0            3,750         *         3,750         0         0%
Doug Gittens                              5,000              0            5,000         *         5,000         0         0%
Linda Wong                                5,000              0            5,000         *         5,000         0         0%
Roberto Chu                              50,000              0           50,000         *        50,000         0         0%
Jackson Chak Sung Cheng                  30,250              0           30,250         *        30,250         0         0%

Shares issued pursuant to Loan
Agreements dated April 19, 1999

Arbora Portfolio Management              67,500              0           67,500         *        67,500         0         0%
Goldpac Investment Fund                  22,500              0           22,500         *        22,500         0         0%
Huimin Liu                               22,500              0           22,500         *        22,500         0         0%
Philip Pak Yiu Yuen (Director)           22,500              0           22,500         *        22,500         0         0%

Shares and warrants issued  on
October 14, 1999

Yukon Health Enterprises Ltd.
(affiliate of Mr. Sun, a director)      600,000              0          600,000     3.66%       600,000         0         0%
Global Equities Overseas Ltd.
(affiliate of Mr. Yuen, a director)     600,000              0          600,000     3.66%       600,000         0         0%

Shares and warrants issued in Private                                                                                     0%
Offering December 31, 1999

Zhiquan Cai                             100,000        100,000          200,000     1.24%       200,000         0         0%
Yuang Chen Chu Kuo                      160,000        160,000          320,000     1.97%       320,000         0         0%
Huimin Liu                               90,000         90,000          180,000     1.11%       180,000         0         0%
Dragon Gold Corporation                 125,000        125,000          250,000     1.54%       250,000         0         0%
Doug Casey                               25,000         25,000           50,000         *        50,000         0         0%
USGI/China Region Opportunity Fund      100,000        100,000          200,000     1.24%       200,000         0         0%
Medi-Ray Group Inc                       50,000         50,000          100,000         *       100,000         0         0%
Li-Yen Huang                             10,000         10,000           20,000         *        20,000         0         0%
Constance Elligson                        3,000          3,000            6,000         *         6,000         0         0%
Candace Greene                           40,000         40,000           80,000         *        80,000         0         0%
Bunnaton Ltd.                            25,000         25,000           50,000         *        50,000         0         0%
Mountainview Capital Corporation          5,000          5,000           10,000         *        10,000         0         0%
Arbora Portfolio Management             245,000        245,000          490,000     3.00%       490,000         0         0%
Goldpac Investment Fund                 160,000        160,000          320,000     1.97%       320,000         0         0%
Lloyds TSB Bank plc                      80,000         80,000          160,000         *       160,000         0         0%
Jean Zhang                               40,000         40,000           80,000         *        80,000         0         0%
Shi You Liu                              20,000         20,000           40,000         *        40,000         0         0%
Zhang Bing                               20,000         20,000           40,000         *        40,000         0         0%
You Lik Chieng                           10,000         10,000           20,000         *        20,000         0         0%



                                                                                              Number of        Common Shares
                                                                                               Common       Beneficially Owned
                                                  Common Stock Beneficially                 Shares Offered       Following
Name of Stockholder                              Owned Prior to the Offering                   Hereby          the Offering
-------------------                              ---------------------------                   ------          ------------
                                   No. Shares
                                      No. of        Underlying                                               No. of
                                      Shares     Warrants/Options     Total         %                        Shares        %
                                      ------     ----------------     -----         -                        ------        -

Gwynneth Gold Limited                   150,000        150,000          300,000     1.85%       300,000         0         0%
Moon Ying Chu                            20,000         20,000           40,000         *        40,000         0         0%
Charles Grose                            50,000         50,000          100,000         *       100,000         0         0%
Shui Bao                                 40,000         40,000           80,000         *        80,000         0         0%
Yinhao Ma                                10,000         10,000           20,000         *        20,000         0         0%
Maxton Investment Holdings Limited      300,000        300,000          600,000     3.66%       600,000         0         0%
Aton Ventures Fund Limited              100,000        100,000          200,000     1.24%       200,000         0         0%
Li and Fang Enterprises Ltd.            100,000        100,000          200,000     1.24%       200,000         0         0%
James Yu                                 10,000         10,000           20,000         *        20,000         0         0%
Xu Li                                    10,000         10,000           20,000         *        20,000         0         0%
Liu Guo Lan                              10,000         10,000           20,000         *        20,000         0         0%
Chiu-ling Chang                          10,000         10,000           20,000         *        20,000         0         0%
Alcardo Investments Limited             100,000        100,000          200,000         *       200,000         0         0%
Berycon Limited                         500,000        500,000        1,000,000     6.02%     1,000,000         0         0%
Chow Tail Fook Nominee Limited(1)     1,000,000      1,000,000        2,000,000    11.70%     2,000,000         0         0%
Newstar Securities Ltd. (affiliate
of former director Robert Friedland)    500,000        500,000        1,000,000     5.65%     1,000,000         0         0%
Philip Pak Yiu Yuen (Director)           40,000         40,000           80,000         *        80,000         0         0%

Shares issued pursuant to exercise of
Stock Options

Jackson Chak Sung Cheng                 100,000              0          100,000         *       100,000         0         0%
Teresa Liu                                1,000              0            1,000         *         1,000         0         0%
Suju Zhong                                3,000              0            3,000         *         3,000         0         0%
Zhiqiang Han                              3,000              0            3,000         *         3,000         0         0%


-------------------------

*Less than one percent.

(1) Neither Chow Tail Fook Nominee Limited, nor its officers, directors or affiliates are officers or directors of Dragon. Therefore, because Chow Tail Fook Nominee Limited and its officers, directors or affiliates do not control or influence Dragon, they are not affiliates as defined under the Securities Act of 1933 and the Securities and Exchange Act of 1934.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Except as otherwise indicated below, we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds $60,000, and in which, to our knowledge, any of our directors, executive officers, five percent beneficial security holders, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest.

     In August 1998, pursuant to a share exchange agreement, we issued 7,000,000 shares of our common stock and warrants to purchase 1,000,000 shares of our common stock in exchange for all of the outstanding shares of Allwin Newtech Ltd. At the time of this transaction, Messrs. Liu, Ken Cai and Yuen were officers or directors of Allwin Newtech. However, none of these individuals listed in the foregoing sentence held any positions or owned shares of First Geneva Investments, Inc., our predecessor. As a result of the acquisition; (i) the former shareholders of Allwin Newtech became 87.5% shareholders of First Geneva and Allwin Newtech became a wholly-owned subsidiary of First Geneva; (ii) the President of First Geneva, Mr. Maskerine, continued as our President (until September, 1998); and (iii) Messrs. Liu, Cai and Cheng, who were President and directors of Allwin Newtech, became our directors. With the exception of Mr. Maskerine, all of the other principal stockholders listed above acquired their shares in this exchange transaction

     We currently rent space for our executive offices from Minco Mining and Metals Corporation for CDN $2,500 per month. Mr. Cai, one of our directors, is President of Minco Mining. We believe that this rent is competitive with rent that would be charged by a non-affiliated landlord for comparable space.

     Messrs. Ken Cai, Jackson Cheng and Longbin Liu served as directors of Sanhe Kailong at the time of entering into our joint venture with Sinoway Biotech. Sanhe Kailong was formed, however, for the purpose of developing a joint venture with Sinoway Biotech. Subsequent to the joint venture formation, Mr. Cheng resigned from the Board of Sanhe Kailong and was replaced by Mr. Greg Hall. They continue to serve as directors of Sanhe Kailong. Messrs. Ken Cai, Philip Yuen and Longbin Liu also serve as officers and directors of Allwin Newtech, our wholly-owned subsidiary. Messrs. Ken Cai, Longbin Liu and Philip Yuen had served prior to the joint venture and continue to serve as three of the five directors of Nanjing Huaxin, a joint venture in which we own a 75% interest.

        Finders fees of $763,150 were paid in conjunction with the sale of Units in December, 1999. Of this amount, $175,000 was paid to the law firm of Yung, Yu, Yuen and Company of which Mr. Philip Yuen, a director of Dragon, is a partner.

        On April 19, 1999, 135,000 shares of Dragon's common stock were issued to four lenders as compensation for making certain loans to Dragon. One of the lenders was Huimin Liu, the sister of Dr. Longbin Liu, who received 22,500 shares of common stock.

        On October 6, 2000, we entered into an acquisition agreement with Alphatech Bioengineering to acquire its rights and technology relating to developing Hepatitis B vaccine through the application of genetic techniques on hamster ovary cells. Alphatech Bioengineering's Hepatitis B vaccine is in the development stage. Alphatech Bioengineering is jointly owned by Dr. Longbin Liu, our president and a director, and Mr. Philip Yuen, one of our directors. The purchase price is $4 million. See "Business - Recent Events - Acquisition Agreement with Alphatech Bioengineering Limited."

        Further, Dr. Liu also has a 90% interest in RecomGen, a private company registered in China. RecomGen is developing tPA for treating heart attacks and strokes. RecomGen was incorporated by Dr. Liu, and Dr. Liu's involvement in RecomGen began prior to our establishment. We are currently in discussion with Dr. Liu regarding the possible acquisition of technology and/or biotech products from RecomGen. However, there is no understanding, commitment or agreement to make such acquisition and no assurance can be given that any acquisition or transaction with RecomGen will occur.

                          DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 50,000,000 shares of common stock, $.001 par value. As of December 15, 2000, there were 16,700,000 shares of common stock outstanding and 4,658,000 shares of common stock issuable upon exercise of outstanding warrants and 3,043,000 shares of common stock issuable upon exercise of outstanding options.

Common Stock

        Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders, including the election of directors.

        Holders of common stock are entitled to receive the dividends as may be declared by our Board of Directors out of funds legally available for dividends and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of liabilities. Our Board of Directors is not obligated to declare a dividend. It is not anticipated that dividends will be paid in the foreseeable future.

        Holders of common stock do not have preemptive rights to subscribe to additional shares if issued by us. There are no conversion, redemption, sinking fund or similar provisions regarding our common stock. All of the outstanding shares of common stock are fully paid and nonassessable and assuming compliance with the terms of the warrant, all of the shares of common stock issued upon the exercise of the outstanding warrants will be, upon issuance, fully paid and non-assessable.

Warrants

        In connection with various acquisitions, compensation and financing transactions, we have outstanding warrants to purchase 4,258,000 shares of common stock at $2.50 per share, which expire on January 1, 2001, and two year warrants to purchase 400,000 shares of common stock at $3.125 per share.

Options

        As of December 15, 2000, the Company had issued options to purchase 3,043,000 shares of Common Stock to 43 individuals. Of the total, 1,388,000 are exercisable at $0.50 per share, 60,000 are exercisable at $2.50 and 1,595,000 are exercisable at $3.125 per share. All options are exercisable for up to five years unless the optionholder's association with the Company is terminated, in which case, the options must be exercised within 30 days of such termination and are cancelled thereafter.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Interwest Transfer Company, Salt Lake City, Utah

                                LEGAL PROCEEDINGS

        We are not a party to any legal proceedings.

                                  LEGAL MATTERS

        The validity of the shares of common stock offered by the selling stockholders will be passed upon by the law firm of Bartel Eng & Schroder, Sacramento, California.

                                     EXPERTS

        Our consolidated balance sheets as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1999 and December 31, 1998, and for the period from February 10, 1998 (date of inception) to December 31, 1999, included in this prospectus have been audited by Moore Stephens Ellis Foster, independent chartered accountants, as set forth in their report accompanying the financial statements and are included in reliance upon the report, given on the authority of the firm, as experts in accounting and auditing.

        The balance sheet and related statements of operation, stockholder's equity and cash flows for Nanjing Huaxin Bio-Pharmaceuticals Co., Ltd. for the years ended December 31, 1998, and December 31, 1997, and for the period from January 1, 1999 to June 11, 1999, included in this prospectus have been audited by Moore Stephens Ellis Foster, independent chartered accountants, as set forth in their report accompanying the financial statement and are included in reliance upon the report, given on the authority of the firm, as experts in accounting and auditing.

                              AVAILABLE INFORMATION

        We have filed a registration statement on Form SB-2, together with all amendments and exhibits, with the Securities and Exchange Commission. This prospectus, which forms a part of that registration statement, does not contain all information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any of our contracts or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contracts or documents. You may review a copy of the registration statement at the Securities and Exchange Commission's public reference room, and at Securities and Exchange Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our filings and the registration statement can also be reviewed by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

                              FINANCIAL STATEMENTS

     Our financial statements are filed as follows:

Consolidated Balance Sheet (Unaudited) as of September 30, 2000..............F-1
Consolidated Statement of Stockholders' Equity (Unaudited)
    For the Nine Months Ended September 30, 2000.............................F-2
Consolidated Statements of Operation (Unaudited)
    For the Three and Nine Months Ended September 30, 2000...................F-3
Consolidated Statements of Cash Flow (Unaudited)
    For the Nine Months Ended September 30, 2000.............................F-4
Notes to Consolidated Financial Statements.........................F-5 thru F-16

Report of Independent Accountants...........................................F-17
December 31, 1999 Year-end Consolidated Balance Sheets......................F-18
December 31, 1999 Year-end Consolidated Statements of Stockholders' Equity..F-19
December 31, 1999 Year-end Consolidated Statements of Operations............F-20
December 31, 1999 Year-end Consolidated Statements of Cash Flows............F-21
Notes to Consolidated Financial Statements........................F-22 thru F-35

     The financial statements pertaining to Nanjing Huaxin are as followed:

Report of Independent Accountants...........................................F-36
Year-end  Balance Sheets....................................................F-37
Year-end  Statements of Stockholders' Equity................................F-38
Year-end  Statements of Operations..........................................F-39
Year-end  Statements of Cash Flows..........................................F-40
Notes to Financial Statements.....................................F-41 thru F-46

     The following pro forma financial statements pertaining to the acquisition of Nanjing Huaxin are as follows:

Pro Forma Statements of Operations..........................................F-47
Notes to Pro Forma Financial Statements.....................................F-48

DRAGON PHARMACEUTICAL INC. & SUBSIDIARIES

Consolidated Balance Sheet
September 30, 2000
(Unaudited)
(Expressed in US Dollars)
--------------------------------------------------------------------------------

ASSETS

Current
  Cash and cash equivalents                               $        7,553,866
  Term deposits                                                    2,000,500
  Accounts receivable                                                719,875
  Inventories                                                        901,486
  Prepaid and deposits                                               810,084
                                                          -------------------
Total current assets                                              11,985,811

Fixed assets                                                       3,297,178

Licence and permit                                                 3,878,613
                                                          -------------------
Total assets                                              $       19,161,602
                                                          ===================

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Current
  Bank loans                                              $        2,028,936
  Accounts payable and accrued liabilities                         1,438,442
                                                          -------------------
Total current liabilities                                          3,467,378
                                                          -------------------
Minority interests                                                 1,277,895
                                                          -------------------
Commitments and contingencies (Note 8)

Stockholders' Equity

Share capital
  Authorized:  50,000,000 common shares at
    par value of $0.001 each
  Issued and outstanding:  16,100,000 common shares                   16,100

Additional paid in capital                                        18,501,497

Accumulated other comprehensive income (loss)                       (71,766)

Accumulated deficit                                              (4,029,502)
                                                          -------------------

Total stockholders' equity                                        14,416,329
                                                          -------------------

Total liabilities and stockholders' equity                $       19,161,602
                                                          ===================

The accompanying notes are an integral part of these financial statements.

DRAGON PHARMACEUTICAL INC. & SUBSIDIARIES

Consolidated Statement of Stockholders' Equity
Nine-month Period Ended September 30, 2000
(Unaudited)
(Expressed in US Dollars)
-------------------------------------------------------------------------------

                                                                                                        Accumulated      Total

                                                              Additional                                  other          Stock-
                                         Common stock          paid-in    Comprehensive     Deficit    comprehensive     holders
                                        Shares      Amount     capital    income (loss)   accumulated   income (loss)    equity
                                    ------------- ---------  ------------ -------------- ------------  --------------  ------------

Balance, December 31, 1999          10,735,000      $10,735  $15,690,734                 $(3,262,750)   $     50,049  $ 12,488,768

Issued 4,258,000 common shares
  previously allotted                4,258,000        4,258       (4,258)                          -               -             -

Additional share issuance costs to
   4,258,000 common shares issued                         -       (5,247)                          -               -        (5,247)

Exercise stock options for cash        107,000          107       53,393                           -               -        53,500

Exercise warrants for cash           1,000,000        1,000      999,000                           -               -     1,000,000

Allotted 250,000 common shares
  at $6.25 per share                         -            -    1,562,500                           -               -     1,562,500

Stock option compensation                    -            -      205,375                           -               -       205,375

Other comprehensive income
 - foreign currency translation              -            -            -      (121,815)            -        (121,815)     (121,815)

Comprehensive income
 - net (loss) for the period                 -            -            -      (766,752)     (766,752)              -      (766,752)
                                    ------------- ---------  ------------ -------------- ------------  --------------  ------------
Comprehensive income (loss)

Balance, September 30, 2000         16,100,000      $16,100  $18,501,497 $    (888,567)  $(4,029,502)   $    (71,766)  $14,416,329
                                    ============= =========  ============ ============== ============  ==============  ============




The accompanying notes are an integral part of these financial statements.

DRAGON PHARMACEUTICAL INC. & SUBSIDIARIES

Consolidated Statement of Operations
(Unaudited)
(Expressed in US Dollars)
--------------------------------------------------------------------------------


                                                     July 1               Nine Months            Nine Months
                                                     2000 to                  Ended                  Ended
                                                   September 30            September 30           September 30
                                                      2000                    2000                   1999
                                              ------------------       -----------------      ------------------

Sales                                         $         739,062        $      2,197,974       $        333,555

Cost of sales                                           185,519                 451,920                104,080
                                              ------------------       -----------------      ------------------
Gross profit                                            553,543               1,746,054                229,475

Selling expenses                                       (596,546)             (1,397,371)              (213,475)

Administrative expenses
 - stock-based compensation                             (17,010)               (205,375)               (12,500)
 - other administrative expenses                       (537,410)             (1,368,465)              (354,632)
                                              ------------------       -----------------      ------------------
Operating loss                                         (597,423)             (1,225,157)              (351,132)

Interest income                                         172,370                 391,695                 14,263
                                              ------------------       -----------------      ------------------
Loss before minority interest                          (425,053)               (833,462)              (336,869)

Minority interest                                        62,078                  66,710                 49,610
                                              ------------------       -----------------      ------------------
Net (loss) for the period                     $        (362,975)       $       (766,752)      $       (287,259)
                                              ==================       =================      ==================
(Loss) per share
      Basic and diluted                       $           (0.03)      $           (0.06)      $          (0.03)
                                              ==================       =================      ==================
Weighted average number of
  Common shares outstanding
      Basic and diluted                              12,812,981              12,812,981             10,053,352
                                              ==================       =================      ==================



The accompanying notes are an integral part of these financial statements.

DRAGON PHARMACEUTICAL INC. & SUBSIDIARIES

Consolidated Statement of Cash Flows
Nine-month Periods Ended September 30, 2000 and 1999
(Unaudited)
(Expressed in US Dollars)
--------------------------------------------------------------------------------


                                                                                2000                1999
                                                                           -------------       --------------

Cash flows from (used in) operating activities
 Net (loss) for the period                                                 $   (766,752)       $   (287,259)
 Adjustments to reconcile net loss to
   net cash used in operating activities:
   - loan bonus fee                                                                  --                  90
   - stock-based compensation expense                                           205,375              12,500
   - depreciation of fixed assets and amortization of
        Licence and permit                                                      475,404             119,273
   - minority interests                                                         (66,710)            (49,610)
                                                                           -------------       --------------
                                                                               (152,683)           (205,006)
  Changes in non-cash  working  capital  items,
   net of effect of acquisition of subsidiary:
   - accounts receivable                                                        (79,132)           (328,738)
   - inventories                                                               (243,520)           (165,724)
   - prepaid expenses and deposits                                             (342,144)           (354,358)
   - accounts payable and accrued liabilities                                  (531,008)            217,438
                                                                           -------------       --------------
                                                                             (1,348,487)           (836,388)
                                                                           -------------       --------------
Cash flows used in investing activities
  Purchase of fixed assets                                                     (895,857)            (68,857)
  Purchase of term deposits                                                  (2,000,500)                 --
  Purchase of license                                                          (250,000)                 --
  Initial payment on the acquisition of Huaxin,
    net of cash acquired                                                             --          (1,410,448)
                                                                           -------------       --------------
                                                                             (3,146,357)         (1,479,305)
                                                                           -------------       --------------
Cash flows from financing activities
  Loan proceeds                                                               1,412,413           1,205,627
  Proceeds from issuance of shares                                            1,053,500                  --
  Proceeds from shares subscribed and allotted
    in prior period, net of issuance costs                                    8,611,603                  --
 Funds contributed by non-controlling interest                                  403,380                  --
                                                                           -------------       --------------
                                                                             11,480,896           1,205,627
                                                                           -------------       --------------
Foreign exchange gain on cash held
  in foreign currency                                                           (49,448)             53,802
                                                                           -------------       --------------
Increase in cash and cash equivalents                                         6,936,604          (1,056,264)

Cash and cash equivalents, beginning of period                                  617,262           1,380,355
                                                                           -------------       --------------
Cash and cash equivalents, end of period                                   $  7,553,866        $    324,091
                                                                           =============       ==============



The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1.  Nature of Business

          The Company was formed on August 22, 1989 as First Geneva Investments Inc. under the laws of the State of Florida. The Company changed its name to Dragon Pharmaceutical Inc. on August 31, 1998. Pursuant to a share exchange agreement, dated July 29, 1998, the Company acquired 100% of the issued and outstanding shares of Allwin Newtech Ltd. ("Allwin") by issuing 7,000,000 common shares of the Company. This transaction is accounted for as a reverse acquisition (see Note 3). During 1998, the Company was a development stage enterprise.

          Allwin was incorporated under the laws of British Virgin Islands on February 10, 1998. Pursuant to a Sino-Foreign Co-operative Company contract, dated April 18, 1998, Allwin and a Chinese corporation formed a limited liability company under the Chinese law, named as Sanhe Kailong Bio-pharmaceutical Co., Ltd. ("Kailong"), located in Hebei Province, China. Allwin has a 75% interest in Kailong. Pursuant to another Sino-foreign Co-operative Company Contract, dated July 27, 1999, Allwin completed the acquisition of a 75% interest in Nanjing Huaxin Bio-pharmaceutical Co. Ltd. ("Huaxin"). Kailong and Huaxin are in the business of research and development, production and sales of pharmaceutical products in China.

2.   Significant Accounting Policies

Basis of Consolidation

          These  consolidated  financial  statements include the accounts of the
          Company  and  its  subsidiaries,   Allwin,  Kailong  and  Huaxin.  All
          inter-company transactions and balances have been eliminated.

          Under the terms of Sino-Foreign Joint Venture Contract, Huaxin's board of directors consists of five directors of which the Company has the right to select three directors including the chairman. Except for (1) amending Huaxin's articles of association; (2) liquidating Huaxin; (3) increasing or decreasing Huaxin's registered capital; (4) mortgaging Huaxin's assets; and (5) merging Huaxin, which transactions require unanimous approval by Huaxin's board, the Company controls Huaxin in the ordinary course of business. Because the Company has a controlling financial interest in Huaxin, and controls Huaxin's operations in the ordinary course of business, the Company has accounted for Huaxin using the consolidated method of accounting as opposed to using the equity method.

Principles of Accounting

          These financial statements are stated in US Dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

Fixed Assets

          Depreciation is based on the estimated useful lives of the assets and is computed using the straight-line method. Fixed assets are recorded at cost. Depreciation is provided over the following useful lives:

                  Motor vehicle                         10 years
                  Land lease                            Term of lease (50 years)
                  Office equipment and furniture        5 years
                  Land improvements                     10 years
                  Leasehold improvements                Term of lease (10 years)
                  Production equipment                  10 years

NOTES TO FINANCIAL STATEMENTS

Foreign Currency Transactions


               The parent company, Allwin, Kailong and Huaxin maintain their accounting records in their functional currencies (i.e., U.S. dollars, U.S. dollars, Renminbi Yuan, and Renminbi Yuan, respectively). They translate foreign currency transactions into their functional currency in the following manner.

               At the transaction date, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at that date. At the period end, monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

Foreign Currency Translations

               Assets and liabilities of the foreign subsidiaries (whose functional currency is Renminbi Yuan) are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rate. Gain and losses from such translations are included in stockholders' equity, as a component of other comprehensive income.

Accounting Estimates

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

               The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

NOTES TO FINANCIAL STATEMENTS

Comprehensive Income

               In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders' Equity. Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners. SFAS No. 130 did not change the current accounting treatments for components of comprehensive income.

Financial Instruments and Concentration of Risks

               Fair value of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

               The carrying value of cash and cash equivalents, term deposits,accounts receivable, bank loans, accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

               The Company is operating in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between U.S. dollars and the Chinese currency RMB. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and trade receivables, the balances of which are stated on the balance sheet. The Company places its cash in high credit quality financial institutions. Concentration of credit risk with respect to trade receivables are limited due to the Company's' large number of diverse customers in different locations in China. The Company does not require collateral or other security to support financial instruments subject to credit risk.

Licence and Permit

               Licence and permit, in relation to the production and sales of pharmaceutical products in China, is amortized on a straight-line basis over ten years.

               The carrying value of licence and permit is reviewed by management at least annually and impairment losses, if any, are recognized when the expected non-discounted future operating cash flows derived from the related product licence acquired are less than the carrying value of such licence and permit. In the event of an impairment in the licence and permit, the discounted cash flows method is used to arrive at the estimated fair value of such licence and permit.

NOTES TO FINANCIAL STATEMENTS

Cash and Cash Equivalents

               Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of three months or less. As at September 30, 2000, cash equivalents consist of commercial papers and redeemable term deposits.

Inventories

               Inventories are stated at the lower of cost and replacement cost with respect to raw materials and the lower of cost and net realizable value with respect to finished goods. Cost includes direct material, direct labour and overheads. Cost is calculated using the first-in, first-out method. Net realizable value represents the anticipated selling price less further costs for completion and distribution.

Revenue Recognition

               Sales revenue is recognized upon the delivery of goods to customers.

Stock-based Compensation

               The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-based Compensation". SFAS 123 encourages, but does not require, companies to adopt a fair value based method for determining expense related to stock-based compensation. The Company continues to account for stock-based compensation issued to employees and directors using the intrinsic value method as prescribed under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related Interpretations.

Loss Per Share

               Loss per share is computed using the weighted average number of shares outstanding during the period. The Company adopted SFAS No. 128, "Earnings per share". Diluted loss per share is equal to the basic loss per share because common stock equivalents consisting of 4,858,000 warrants and 1,555,500 stock options outstanding at September 30, 2000 are anti-dilutive, however, they may be dilutive in future.

NOTES TO FINANCIAL STATEMENTS

New Accounting Pronouncements

               (i) The Financial Accounting Standards Board ("FASB") has issued Interpretation No. 44 in March 2000, which addresses certain practice issues regarding Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. The effective date of the interpretation is July 1, 2000.

                    If the terms of an option (originally accounted for as a fixed option) are modified during the option term to directly change the exercise price, the modified option should be accounted for as a variable option. Variable grant accounting should be applied to the modified option from the date of the modification until the date of exercise. Consequently, the final measurement of compensation expense would occur at the date of exercise. The cancellation of an option and the issuance of a new option with a lower exercise price shortly thereafter (e.g., within six months) to the same individual should be considered in substance a modified (variable) option.

                    The Company has no such modified option and, accordingly, the pronouncement would have nil effect on the Company's financial statements.

               (ii) In June  1998,  the  Financial  Accounting  Standards  Board
                    issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

                    Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standards on July 1, 2000 to affect its financial statements.

NOTES TO FINANCIAL STATEMENTS

3.  Fixed Assets


                                                              September 30, 2000
                                                  -------------------------------------------
                                                                  Accumulated       Net book
                                                      Cost       depreciation          value
                                                  ----------- ---------------- --------------

       Motor vehicles                              $ 100,296  $        13,601  $      86,695
       Land lease                                    905,775           42,270        863,505
       Office equipment and furniture                189,868           45,284        144,584
       Land improvements                              14,791            4,067         10,724
       Leasehold improvements                      1,028,520           87,680        940,840
       Production equipment                        1,532,494          281,664      1,250,830
                                                  ----------- ---------------- -------------
                                                  $3,771,744  $       474,566  $   3,297,178
                                                  =========== ================ ==============

       The government of China granted a land lease to Kailong for a period of fifty (50) years, starting June 8, 1998. All fixed assets are located in China.

       Depreciation expense was $188,614 for the period ended September 30, 2000.

4.   Bank Loans


       RMB 3,000,000, bearing interest at 5.85% per annum and due on
       August 15, 2001                                                                                $   362,310

       RMB 2,000,000, bearing interest at 5.85% per annum and due on July 31, 2001                        241,540

       RMB 7,800,000, bearing interest at 5.85% per annum and due on January 26, 2001.  The loan
       is secured by the  term deposit.                                                                   942,006

       RMB 4,000,000, bearing interest at 5.58% per annum and due on December 12, 2000.  The
       loan is secured by the term deposit.                                                               483,080
                                                                                                       ----------
       Total                                                                                           $2,028,936
                                                                                                       ==========


       The weighted average interest rate at September 30, 2000 was 5.79%.

NOTES TO FINANCIAL STATEMENTS

5.   Income Taxes

Kailong and Huaxin are subject to income taxes in China on its taxable income as reported in its statutory accounts at a tax rate in accordance with the relevant income tax laws applicable to Sino-foreign equity joint venture enterprises. However, pursuant to the same income tax laws, Kailong and Huaxin are fully exempt from income tax for five years starting from their first profit-making year followed by a 15% corporation tax rate for the next three years.

              Allwin is not subject to income taxes.

              As at September 30, 2000, the parent company, Kailong and Huaxin have estimated losses, for tax purposes, totalling approximately $1,610,000, which may be applied against future taxable income. Accordingly, there is no tax expense charged to the Statement of Operations for the period ended September 30, 2000. The potential tax benefits arising from these losses have not been recorded in the financial statements. The Company evaluates its valuation allowance requirements on an annual basis based on projected future operations. When circumstances change and this causes a change in management's judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in current income.

The tax effect of temporary differences that give rise to the Company's deferred tax asset (liability) are as follows:



                                                                               September 30, 2000
                                                                               -------------------
   Tax loss carryforwards                                                      $        547,400
   Stock-based compensation                                                              70,000
   Less: valuation allowance                                                           (617,400)
                                                                               ===================
                                                                               $              -
                                                                               ===================

    A reconciliation of the federal statutory income tax to the Company's effective income tax rate is as follows:


                                                                               September 30, 2000
                                                                               -------------------
   Federal statutory income tax rate                                                     34%
   Change in valuation allowance                                                        (34%)
                                                                               -------------------
   Effective income tax rate                                                              -
                                                                               ===================


NOTES TO FINANCIAL STATEMENTS

6.   Stock Options and Warrants

A summary of the status of the Company's stock options as of September 30, 2000 and the changes during the period then ended is presented as follows:


                                                                                        Weighted Average
                                                                         Shares          Exercise Price
                                                                     -----------        ----------------

                                                                      1,520,000          $         0.58
   Balance outstanding, December 31, 1999

   Granted                                                              142,500          $         5.40

   Exercised                                                           (107,000)         $         0.50
                                                                       ---------         ---------------
   Balance outstanding, September 30, 2000                           $1,555,500          $         1.03
                                                                     ===========         ===============
   Balance exercisable, September 30, 2000                            1,303,750          $         1.04
                                                                     ===========         ===============

   The weighted average remaining contractual life of the options outstanding at September 30, 2000 was 3.30 years.


Stock options outstanding as at September 30, 2000:


                                      Underlying           Exercise Price
       Number of Options               Shares                Per Share         Expiry Date
       -----------------              ----------           ---------------   -------------------

            800,000                    800,000                $0.50           December 16, 2003
             50,000                     50,000                $0.50           June 15, 2001
            275,000                    275,000                $0.50           November 5, 2004
            235,000                    235,000                $0.50           November 9, 2004
             60,000                     60,000                $2.50           November 9, 2004
             28,000                     28,000                $0.50           January 5, 2005
            107,500                    107,500                $7.00           February 22, 2005

Share purchase warrants outstanding as at September 30, 2000:


              Number                  Underlying          Exercise Price
           of Warrants                  Shares              Per Share            Expiry Date
          ------------               ------------         ----------------    -------------------
              600,000                    600,000               $2.50           October 28, 2000
            4,258,000                  4,258,000               $2.50           January 1, 2001


NOTES TO FINANCIAL STATEMENTS

On December 16, 1998, the Company adopted a Stock Option Plan ("the 1998 Plan") for grant of options to directors of the Company to purchase up to 1,200,000 common stocks. Options granted under the 1998 Plan will be exercisable from the date of grant for a period of five years at an exercise price of $0.50 per share. Half of the options granted vested immediately at the date of grant. The remaining half of the options granted would vest upon the Company achieving the ability to produce commercially acceptable and revenue generating products.

              On November 5, 1999, the Company granted options to another two directors of the Company to purchase up to 200,000 common stocks under the same conditions as the 1998 Plan.

              On June 15, 1999, the Company adopted another Stock Option Plan ("the 1999 A Plan") for the grant of options to an employee of the Company to purchase up to 50,000 common stocks at an exercise price of $0.50 per share. Options granted under the 1999 A Plan will be exercisable from the date of grant for a period of two years. Half of the respective options granted vested immediately at the date of grant. The remaining half of the options granted would vest upon the Company's share price closes at a price of US $5 or greater for five (5) consecutive days.

              On November 5, 1999 and November 9, 1999, the Company adopted another Stock Option Plan ("the 1999 B Plan") for the grant of options to employees of the Company to purchase up to 75,000 common stocks and 235,000 common stocks, respectively. Options granted under the 1999 B Plan were vested immediately and will be exercisable from the dates of grant for a period of five years at an exercise price of $0.50 per share.

              On November 9, 1999, the Company adopted another Stock Option Plan ("the 1999 C Plan") for the grant of options to employees of the Company to purchase up to 60,000 common stocks. Options granted under the 1999 C Plan were vested immediately and will be exercisable from the date of grant for a period of five years at an exercise price of $2.50 per share.

              On January 14, 2000, the Company's share price closed at a price of $5 for five consecutive days at $5.313 per share. Therefore, the remaining 25,000 common stocks granted under the 1999 A Plan became vested. $120,325 were charged to income in 2000.

              On January 5, 2000, the Company adopted another Stock Option Plan ("the 2000 A Plan") for the grant of options to employees of the Company to purchase up to 35,000 common stocks at an exercise price of $0.50 per share for a period of five years. Options granted under the 2000 A Plan vest over a period of two-year period at a rate of 20% upon grant, 40% on the first anniversary of grant, 40% on the second anniversary of grant. $85,050 were charged to income in 2000.

NOTES TO FINANCIAL STATEMENTS

              On February 22, 2000, the Company adopted another Stock Option Plan ("the 2000 B Plan") for the grant of options to an employee of the Company to purchase up to 7,500 common stocks at an exercise price of $7 per share for a period of five years. Half of the options granted under the 2000 B Plan were vested immediately and the remaining half will be exercisable when the Company's share price closes at a price of $9 for five consecutive days. No compensation expenses were charged to income on the 3,750 common stocks vested immediately as the exercise price equals to the fair market value at the date of grant. The compensation expense of the remaining 3,750 common stocks would be recognized based upon the excess of the fair market value of the stock on the vesting date over its exercise price of $7 per share.


              On February 22, 2000, the Company adopted another Stock Option Plan ("the 2000 C Plan") for the grant of options to an employee of the Company to purchase up to 100,000 common stocks at an exercise price of $7 per share for a period of five years. All of the options granted under the 2000 C Plan were vested immediately. No compensation expenses were charged to income as the exercise price equals to the fair market value at the date of grant.


              The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the grants awarded in 1998,1999 and 2000, respectively:


                                                                                             Weighted
                      Number of                                Risk Free     Expected        Average
          Year        Options     Dividend     Expected        Interest       Lives         Fair Value
        Granted       Granted      Yields     Volatility         Rate         in Years      of Options
     --------------- ----------- ----------- -------------- -------------- ------------- ---------------
          1998        1,200,000        0%          56%          5.50%          5.00           $1.13
          1999          620,000        0%          98%          4.75%          4.76           $1.918
          2000          142,500        0%          108%         5.20%          5.00           $6.67

NOTES TO FINANCIAL STATEMENTS

7.  Related Party Transactions

       The Company incurred the following expenses to the directors:

                                    2000               1999
                                   -------            -------
       Management fees             $54,000            $72,000

8.   Commitments


The Company has capital expenditure commitments of US $115,000 to purchase certain bio-technology equipment.

The Company has entered into a drug licence and related technology transfer agreement in August, 1999 for a total transfer price of RMB 5,500,000
(approximately US$664,235). RMB 1,000,000 (US$120,770) is payable upon the signing of the agreement. The Company paid a deposit of RMB 500,000 (US$60,385) in 1999. The Company is committed to pay the remaining RMB 5,000,000 (approximately US$603,850).

The Company entered into a drug licence ("rhTPO") and related technology transfer agreement in August, 1999 for a total transfer price of RMB 4,500,000 (approximately US$543,480). During the period, the Company paid a deposit of RMB 4,000,000 (US$483,080). The Company is committed to pay the remaining RMB 500,000 (approximately US$60,400) according to the agreement.

The Company has entered into an operating lease agreement with respect to Huaxin's production plant in Nanjing, China for an amount of RMB 3,000,000 (approximately US$362,310) per annum until June 11, 2009. Minimum payments required for the next five years under the agreement are as follows:

 2001                 RMB  3,000,000  US$    362,310
 2002                      3,000,000         362,310
 2003                      3,000,000         362,310
 2004                      3,000,000         362,310
 2005                      3,000,000         362,310
 2006 - 2009              10,375,000       1,252,990
 ------------------- ---------------- ---------------
 Total                RMB 52,375,000  US$  3,064,540
 =================== ================ ===============

9.   Non-cash Financing Activities

During the period, 250,000 common shares were allotted for the acquisition of additional 20% interest of Kailong.

NOTES TO FINANCIAL STATEMENTS

10.   Subsequent Events

       Subsequent to the period end, 600,000 warrants were exercised for 600,000 shares at $2.50 per share.

11.   Comparative Figures

Certain 1999 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2000.

MOORE STEPHENS ELLIS FOSTER LTD.
    CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC  Canada   V6J 1G1
Telephone:  (604) 734-1112  Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.bc.ca

-------------------------------------------------------------------------------


REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders

DRAGON PHARMACEUTICALS INC.
& SUBSIDIARIES


We have audited the consolidated balance sheets of Dragon Pharmaceuticals Inc. & Subsidiaries ("the Company") as at December 31, 1999 and 1998 and the related consolidated statements of stockholders' equity, operations and cash flows for the year ended December 31, 1999 and the period from February 10, 1998 (inception) to December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 1999 and 1998 and the results of their operations and their cash flows for the year ended December 31, 1999 and the period from February 10, 1998 (inception) to December 31, 1998 in conformity with generally accepted accounting principles in the United States.





Vancouver, Canada                           "MOORE STEPHENS ELLIS FOSTER LTD."
                                                  Chartered Accountants
March 22, 2000 except as to
Note 2(a)(ii) which is as of
December 26, 2000

------------------------------------------------------------------------------
MS

An independently owned and operated member of Moore Stephens North America, Inc. Members in principal cities throughout North America. Moore Stephens North America, Inc. is a member of Moore Stephens International Limited, members in principal cities throughout the world.

DRAGON PHARMACEUTICALS INC. & SUBSIDIARIES

Consolidated Balance Sheet
December 31, 1999 and 1998
(Expressed in US Dollars)

                                                     1999               1998
                                                 ------------      ------------
ASSETS

Current
  Cash and cash equivalents                      $    617,262      $  1,380,355
  Accounts receivable                                 640,743                 -
  Subscriptions receivable                          9,320,000                 -
  Inventories                                         657,966                 -
  Prepaid and deposits                                458,940           192,771
                                                 ------------      ------------
Total current assets                               11,694,911         1,573,126

Fixed assets                                        2,642,313           907,687

Licence and permit                                  2,402,813                 -
                                                 ------------      ------------
Total assets                                     $ 16,740,037      $  2,480,813
                                                 ============      ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Current
  Bank loans                                     $    616,523      $          -
  Accounts payable and accrued liabilities          2,535,681           652,317
  Accounts payable - related parties                  112,919            55,316
  Management fees payable - related parties            24,000            36,000
                                                 ------------      ------------
Total current liabilities                           3,289,123           743,633
                                                 ------------      ------------
Minority interests                                    962,146                 -
                                                 ------------      ------------
Commitments and contingencies (Note 12)

Stockholders' Equity

Share capital
  Authorized:  50,000,000 common shares at
    par value of $0.001 each
  Issued and outstanding: 10,735,000 common shares
    (1998 - 10,000,000)                                10,735            10,000

Additional paid in capital                         15,690,734         2,201,042

Accumulated other comprehensive income                 50,049            (2,145)

Accumulated deficit                                (3,262,750)         (471,717)
                                                 ------------      ------------
Total stockholders' equity                         12,488,768         1,737,180
                                                 ------------      ------------
Total liabilities and stockholders' equity       $ 16,740,037      $  2,480,813
                                                 ============      ============

The accompanying notes are an integral part of these financial statements.

DRAGON PHARMACEUTICALS INC. & SUBSIDIARIES
Consolidated Statement of Stockholders' Equity
Period from February 10, 1998 (inception) to December 31, 1999 (Expressed in US Dollars)


                                                                                                          Accumulated
                                                                                                             other       Total
                                           Common Stock        Additional       Compre-                     compre-      Stock-
                                      ----------------------    paid-in         hensive       Deficit       hensive      holders
                                         Shares      Amount     capital      income (loss)  accumulated     income       equity
                                      -----------  ---------  ------------   -------------  -----------   ----------   -----------

Balance, February 10, 1998              1,000,000  $   1,000  $         --   $          --  $    (2,636)  $       --   $    (1,636)

Capitalization of accumulated
 eficit on reverse acquisition                 --         --        (2,636)             --        2,636           --            --

Reverse acquisiton of Allwin
  Newtech  Ltd. on July 29,
  1998                                  7,000,000      7,000       940,678              --           --           --       947,678

Issuance of common stock at
  $0.50 per share, net of offering
  costs of $35,000 in  December,
  1998                                  2,000,000      2,000       963,000              --           --           --       965,000

Stock option compensation                      --         --       300,000              --           --           --       300,000

Other comprehensive income
 - foreign currency translation
  adjustment                                   --         --            --          (2,145)          --       (2,145)       (2,145)

Comprehensive income
 - net (loss) for the period                   --         --            --        (471,717)    (471,717)          --      (471,717)
                                      -----------  ---------  ------------   -------------  -----------   ----------   -----------
Comprehensive income (loss)                                                       (473,862)
                                                                             =============

Balance, December 31, 1998             10,000,000     10,000     2,201,042                     (471,717)      (2,145)    1,737,180

Issuance of common stock for loan
 bonus at at $2.125 per share
 in April, 1999                            90,000         90       191,160                           --           --       191,250

Issuance of common stock pursuant
 to a private placement at $2.50
 per share, net of share
 issuance costs of $110,788 in
 October, 1999                            600,000        600     1,388,612                           --           --     1,389,212

Issuance of common stock for
 loan bonus at $2.047 per share
 in October, 1999                          45,000         45        92,070                           --           --        92,115

Allotted 4,258,000 common stock
 at $2.50 per share, less
 commission payable of $703,150                --         --     9,941,850                           --           --     9,941,850

Other comprehensive income
 - foreign currency translation                --         --            --          52,194           --       52,194        52,194

Comprehensive income
 - net (loss) for the period                   --         --            --      (2,791,033)  (2,791,033)          --    (2,791,033)

Stock option compensation                      --         --     1,876,000                           --           --     1,876,000

                                      -----------  ---------  ------------   -------------  -----------   ----------  ------------
Comprehensive income (loss)                                                  $  (2,738,839)
                                                                             =============

Balance, December 31, 1999             10,735,000  $  10,735  $ 15,690,734                  $(3,262,750)  $   50,049   $12,488,768
                                      ===========  =========  ============                  ===========   ==========   ===========




The accompanying notes are an integral part of these financial statements.

DRAGON PHARMACEUTICALS INC. & SUBSIDIARIES

Consolidated Statement of Operations
(Expressed in US Dollars)

                                                                  February 10
                                                  January 1     1998 (inception)
                                                   1999 to            to
                                                 December 31      December 31
                                                     1999            1998
                                                ------------    ---------------

Sales                                           $    989,539    $             -
Cost of sales                                        204,473                  -
                                                ------------    ---------------
Gross profit                                         785,066                  -
Selling expenses                                    (619,676)                 -
Administrative expenses
 - stock-based compensation                       (1,876,000)          (300,000)
 - other administrative expenses                  (1,154,666)          (181,454)
                                                ------------    ---------------
Operating loss                                    (2,865,276)          (481,454)
Interest income                                       19,397              9,737
                                                ------------    ---------------
Loss before minority interest                     (2,845,879)          (471,717)
Minority interest                                     54,846                  -
                                                ------------    ---------------
Net (loss) for the period                       $ (2,791,033)   $      (471,717)
                                                ============    ===============
(Loss) per share
      Basic and diluted                         $      (0.27)   $         (0.06)
                                                ============    ===============
Weighted average common shares outstanding
      Basic and diluted                           10,177,452          8,054,795
                                                ============    ===============

The accompanying notes are an integral part of these financial statements.

DRAGON PHARMACEUTICALS INC. & SUBSIDIARIES

Consolidated Statement of Cash Flows
(Expressed in US Dollars)




                                                                    January 1      February 10, 1998
                                                                      1999 to        (inception) to
                                                                    December 31       December 31
                                                                       1999              1998
                                                                  -------------    -----------------
Cash flows from (used in) operating activities
   Net (loss) for the period                                      $  (2,791,033)     $   (471,717)
   Adjustments to reconcile net loss to
     net cash used in operating activities:
     - loan bonuses                                                     283,365                 -
     - stock-based compensation expense                               1,876,000           300,000
     - depreciation of fixed assets and amortization of
          Licence and permit                                            263,101            11,797
     - minority interests                                               (54,846)                -
     - loss on disposal of fixed assets                                  12,279                 -
                                                                  -------------      ------------
                                                                       (411,134)         (159,920)
   Changes in assets and liabilities:
     - accounts receivable                                             (657,966)                -
     - inventories                                                     (385,436)                -
     - prepaid expenses and deposits                                   (266,169)         (192,771)
     - accounts payable and accrued liabilities                         902,328           744,633
                                                                  -------------      ------------
                                                                       (818,377)          391,942
                                                                  -------------      ------------
Cash used in investing activities
  Acquisition of Huaxin, net of cash acquired                        (2,931,818)                -
  Purchase of fixed assets                                             (339,504)         (891,914)
                                                                  -------------      ------------
                                                                     (3,271,322)         (891,914)
                                                                  -------------      ------------
Cash flows from financing activities
  Loan proceeds                                                         613,497                 -
  Shares issued and allotted, net of
     Issuance costs                                                   2,714,212         1,912,678
                                                                  -------------      ------------
                                                                      3,327,709         1,912,678
                                                                  -------------      ------------
Foreign exchange loss on cash held
  in foreign currency                                                    (1,103)          (32,351)
                                                                  -------------      ------------
Increase (decrease) in cash and cash equivalents                       (763,093)        1,380,355

Cash and cash equivalents, beginning of period                        1,380,355                 -
                                                                  -------------      ------------
Cash and cash equivalents, end of period                          $     617,262      $  1,380,355
                                                                  =============      ============



The accompanying notes are an integral part of these financial statements.

DRAGON PHARMACEUTICALS INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 1999 and 1998
(Expressed in US Dollars)


1.   Nature of Business

     The Company was formed on August 22, 1989 as First Geneva Investments Inc. under the laws of the State of Florida. The Company changed its name to Dragon Pharmaceuticals Inc. on August 31, 1998. Pursuant to a share exchange agreement, dated July 29, 1998, the Company acquired 100% of the issued and outstanding shares of Allwin Newtech Ltd. ("Allwin") by issuing 7,000,000 common shares of the Company. This transaction is accounted for as a reverse acquisition (see Note 4). During 1998, the Company was a development stage enterprise.

     Allwin was incorporated under the laws of British Virgin Islands on February 10, 1998. Pursuant to a Sino-Foreign Co-operative Company contract, dated April 18, 1998, Allwin and a Chinese corporation formed a limited liability company under the Chinese law, named as Sanhe Kailong Bio-pharmaceutical Co., Ltd. ("Kailong"), located in Hebei Province, China. Allwin has a 75% interest in Kailong. Pursuant to another Sino-foreign Co-operative Company Contract, dated July 27, 1999, Allwin completed the acquisition of a 75% interest in Nanjing Huaxin Bio-pharmaceutical Co. Ltd. ("Huaxin"). Kailong and Huaxin are in the business of research and development, production and sales of pharmaceutical products in China.

2.   Significant Accounting Policies

     (a)  Basis of Consolidation

          (i) These consolidated financial statements include the accounts of the Company and its subsidiaries, Allwin, Kailong and Huaxin. All inter-company transactions and balances have been eliminated.

          (ii) Under the terms of Sino-Foreign Joint Venture Contract, Huaxin's board of directors consists of five directors of which the
               Company has the right to select three directors including the chairman. Except for (1) amending Huaxin's articles of association; (2) liquidating Huaxin; (3) increasing or decreasing Huaxin's registered capital; (4) mortgaging Huaxin's assets; and
               (5) merging Huaxin, which transactions require unanimous approval by Huaxin's board, the Company controls Huaxin in the ordinary course of business. Because the Company has a controlling financial interest in Huaxin, and controls Huaxin's operations in the ordinary course of business, the Company has accounted for Huaxin using the consolidated method of accounting as opposed to using the equity method.

     (b)  Principles of Accounting

          These financial statements are stated in US Dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

     (c)  Fixed Assets

          Depreciation is based on the estimated useful lives of the assets and is computed using the straight-line method. Fixed assets are recorded at cost. Depreciation is provided over the following useful lives:

           Motor vehicle                              10 years
           Land lease                                 Term of lease (50 years)
           Office equipment and furniture             5 years
           Land improvements                          10 years
           Leasehold improvements                     Term of lease (10 years)
           Production equipment                       10 years

DRAGON PHARMACEUTICALS INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 1999 and 1998
(Expressed in US Dollars)



2.   Significant Accounting Policies (continued)

     (d)  Foreign Currency Transactions

          The parent company, Allwin, Kailong and Huaxin maintain their accounting records in their functional currencies (i.e., U.S. dollars, U.S. dollars, Renminbi Yuan, and Renminbi Yuan, respectively). They translate foreign currency transactions into their functional currency in the following manner.

          At the transaction date, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at that date. At the period end, monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

     (e)  Foreign Currency Translations

          Assets and liabilities of the foreign subsidiaries (whose functional currency is Renminbi Yuan) are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rate. Gain and losses from such translations are included in stockholders' equity, as a component of other comprehensive income.

     (f)  Accounting Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (g)  Income Taxes

          The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

DRAGON PHARMACEUTICALS INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 1999 and 1998
(Expressed in US Dollars)


2.   Significant Accounting Policies (continued)

     (h)  Comprehensive Income

          In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders' Equity. Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners. SFAS No. 130 did not change the current accounting treatments for components of comprehensive income.

     (i)  Financial Instruments and Concentration of Risks

          Fair value of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

          The carrying value of cash and cash equivalents, accounts receivable, short-term loans, accounts payable and accrued liabilities approximate their fair value because of the short-term maturity of these instruments.

          The Company is operating in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between U.S. dollars and the Chinese currency RMB. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and trade receivables, the balances of which are stated on the balance sheet. The Company places its cash in high credit quality financial institutions. Concentration of credit risk with respect to trade receivables are limited due to the Company's' large number of diverse customers in different locations in China. The Company does not require collateral or other security to support financial instruments subject to credit risk.

     (j)  Licence and Permit

          Licence and permit, in relation to the production and sales of pharmaceutical products in China, is amortized on a straight-line basis over ten years.

          The carrying value of licence and permit is reviewed by management at least annually and impairment losses, if any, are recognized when the expected non-discounted future operating cash flows derived from the related product licence acquired are less than the carrying value of such licence and permit. In the event of an impairment in the licence and permit, the discounted cash flows method is used to arrive at the estimated fair value of such licence and permit.

DRAGON PHARMACEUTICALS INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 1999 and 1998
(Expressed in US Dollars)


2.    Significant Accounting Policies   (continued)

     (k)  Cash and Cash Equivalents

          Cash equivalents usually consist of high liquid investments with maturities of three months or less. As at December 31, 1999, cash and cash equivalents consist of cash only.

     (l)  Inventories

          Inventories are stated at the lower of cost and replacement cost with respect to raw materials and the lower of cost and net realizable value with respect to finished goods. Cost includes direct material, direct labour and overheads. Cost is calculated using the first-in, first-out method. Net realizable value represents the anticipated selling price less further costs for completion and distribution.

     (m)  Revenue Recognition

          Sales revenue is recognized upon the delivery of goods to customers.

     (n)  Stock-based Compensation

          The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-based Compensation". SFAS 123 encourages, but does not require, companies to adopt a fair value based method for determining expense related to stock-based compensation. The Company continues to account for stock-based compensation issued to employees and directors using the intrinsic value method as prescribed under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related Interpretations.

     (o)  Loss Per Share

          Loss per share is computed using the weighted average number of shares outstanding during the period. The Company adopted SFAS No. 128,
          "Earnings per share". Diluted loss per share is equal to the basic loss per share because common stock equivalents consisting of 2,600,000 warrants and 1,520,000 stock options outstanding at December 31, 1999 are anti-dilutive, however, they may be dilutive in future.

DRAGON PHARMACEUTICALS INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 1999 and 1998
(Expressed in US Dollars)


2.   Significant Accounting Policies (continued)

     (p)  New Accounting Pronouncements

          The Financial Accounting Standards Board ("FASB") has had on its agenda a project to address certain practice issues regarding Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. The FASB plans on issuing various interpretations of APB Opinion No. 25 to address these practice issues. The proposed effective date of these interpretations would be in the issuance date of the final Interpretation, which is expected to be in the middle of the year 2000.

          If the terms of an option (originally accounted for as a fixed option) are modified during the option term to directly change the exercise price, the modified option should be accounted for as a variable option. Variable grant accounting should be applied to the modified option from the date of the modification until the date of exercise. Consequently, the final measurement of compensation expense would occur at the date of exercise. The cancellation of an option and the issuance of a new option with a lower exercise price shortly thereafter (e.g., within six months) to the be same individual should be considered in substance a modified (variable) option.

          The Company has no such modified option as at December 31, 1999, and, accordingly, the pronouncement would have nil effect on the Company's financial statements.

          In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

          Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standards on July 1, 2000 to affect its financial statements.

DRAGON PHARMACEUTICALS INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 1999 and 1998
(Expressed in US Dollars)

3.   Subscription Receivable

     In December, 1999, the Company allotted 4,258,000 shares of its common stocks at $2.50 per share pursuant to a private placement. The proceeds of part of the allotment (i.e., 240,000 shares) have been converted from a cash loan of $600,000 raised in 1999. As at December 31, 1999, additional cash proceeds of $725,000 were received. The balance of $9,320,000 were received in January, 2000. A total commission payable of $703,150 is included in accounts payable and accrued liabilities.

4.   Acquisition of Allwin Newtech Ltd.

     Pursuant to a share exchange agreement, dated July 29, 1998, the Company issued 7,000,000 shares in exchange for all the issued and outstanding shares of Allwin. The transaction resulted in the former shareholders of Allwin owning the majority of the issued and outstanding shares of the Company. Accounting principles applicable to reverse acquisition have been applied to record this transaction. Under this basis of accounting, Allwin has been identified as the acquirer and, accordingly, the consolidated entity is considered to be a continuation of Allwin with the net liabilities of the Company deemed to have been assumed by Allwin for a fair market value of $1,636.

     The net liabilities of the Company acquired by Allwin are summarized as follows:


                      Current liabilities                        $1,636

5.   Acquisition of Nanjing Huaxin Bio-pharmaceutical Co. Ltd. ("Huaxin")

     Huaxin, a Chinese company, which the Company owns 75%, was formed to acquire the following assets and liabilities from another Chinese company engaged in the development, production and sale of certain pharmaceutical products in China. The Company paid US$3,000,000 cash for its 75% interest on June 11, 1999. The allocation of the acquisition costs, based on appraised values as at June 11, 1999, are as follows:



        Cash and cash equivalents                       RMB       750,000       US$       90,909
        Inventories                                             2,808,382                340,410
        Fixed assets                                           12,397,202              1,502,691
        Licence and permit                                     20,602,798              2,497,309
        Accounts payable                                       (3,558,382)              (431,319)
        -------------------------------------------- ------- -------------- -------- ------------
        Net asset                                       RMB                     US$
        ============================================ ======= ============== ======== ============
        75% thereof                                     RMB    24,750,000       US$    3,000,000
        ============================================ ======= ============== ======== ============


     The operating results of Huaxin from June 11, 1999 to December 31, 1999, are included in the statement of operations.

DRAGON PHARMACEUTICALS INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 1999 and 1998
(Expressed in US Dollars)


5. Acquisition of Nanjing Huaxin Bio-pharmaceutical Co. Ltd. ("Huaxin") (continued)

     The following summarized proforma information assumes the acquisition had occurred on January 1, 1998:

                                                     1999            1998
                                                 -----------      -----------

      Net sales                                  $ 1,315,972      $   519,309

      Net loss                                   $(2,327,063)     $  (602,265)

      Loss per share - basic and diluted
        - Net loss                               $     (0.23)     $     (0.07)
                                                 -----------      -----------

6.    Fixed Assets
                                                           1999
                                       ----------------------------------------
                                                      Accumulated     Net book
                                           Cost       depreciation      value
                                       -----------    ------------  -----------
      Motor vehicle                    $    41,039    $      2,655  $    38,384
      Land lease                           924,784          29,285      895,499
      Office equipment and furniture       114,182          24,292       89,890
      Land improvements                     14,755           3,020       11,735
      Leasehold improvements               729,791          33,915      695,876
      Production equipment               1,109,181         198,252      910,929
                                       -----------    ------------  -----------
                                       $ 2,933,732    $    291,419  $ 2,642,313
                                       ===========    ============  ===========


                                                           1999
                                       ----------------------------------------
                                                      Accumulated     Net book
                                           Cost       depreciation      value
                                       -----------    ------------  -----------

      Land lease                       $   903,614    $     10,542  $   893,072
      Office equipment and furniture         1,483             148        1,335
      Land improvement                      14,755           1,475       13,280
                                       -----------    ------------  -----------
                                       $   919,852    $     12,165  $   907,687
                                       ===========    ============  ===========

     The government of China granted a land lease to Kailong for a period of fifty (50) years, starting June 8, 1998. All fixed assets are located in China.

     Depreciation expense was $130,835 and $11,797 for the periods ended December 31, 1999 and 1998, respectively.

DRAGON PHARMACEUTICALS INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 1999 and 1998
(Expressed in US Dollars)


7.   Bank Loans

     RMB 3,000,000, bearing interest at 5.85% per
     annum and due on August 4, 2000                                $   369,914

     RMB 2,000,000, bearing interest at 5.85% per
     annum and due on September 21, 2000                                246,609
                                                                    -----------
     Total                                                          $   616,523
                                                                    ===========

     The weighted average interest rate at December 31, 1999 was 5.85%.

8.   Income Taxes

     (a) Kailong and Huaxin are subject to income taxes in China on its taxable income as reported in its statutory accounts at a tax rate in accordance with the relevant income tax laws applicable to Sino-foreign equity joint venture enterprises. However, pursuant to the same income tax laws, Kailong and Huaxin are fully exempt from income tax for five years starting from their first profit-making year followed by a 15% corporation tax rate for the next three years.

          Allwin is not subject to income taxes.

          As at December 31, 1999, the parent company, Kailong and Huaxin have estimated losses, for tax purposes, totalling approximately $1,062,000, which may be applied against future taxable income. Accordingly, there is no tax expense charged to the Statement of Operations for the years ended December 31, 1999 and 1998. The potential tax benefits arising from these losses have not been recorded in the financial statements. The Company evaluates its valuation allowance requirements on an annual basis based on projected future operations. When circumstances change and this causes a change in management's judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in current income.

DRAGON PHARMACEUTICALS INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 1999 and 1998
(Expressed in US Dollars)


8.   Income Taxes (continued)

     (b) The tax effect of temporary differences that give rise to the Company's deferred tax asset (liability) are as follows:


                                                      1999            1998
                                                  -----------     -----------

          Tax loss carryforwards                  $   361,000     $    58,000
          Stock-based compensation                    638,000         102,000
          Less: valuation allowance                  (999,000)       (160,000)
                                                  -----------     -----------
                                                  $         -     $         -
                                                  ===========     ===========

          A reconciliation of the federal statutory income tax to the Company's effective income tax rate is as follows:

                                                      1999            1998
                                                  -----------     -----------

          Federal statutory income tax rate              34%            34%
          Change in valuation allowance                 (34%)          (34%)
                                                  -----------     -----------
          Effective income tax rate                       -              -
                                                  ===========     ===========

9.   Non-cash Financing Activities

     In 1999, the Company issued 135,000 common shares as loan bonuses for the $600,000 loan raised. The loan has been converted into an allotment of 240,000 common shares at $2.50 per share as at December 31, 1999 (see Note
     3).


     In 1998, the Company issued 7,000,000 common shares in exchange for all the issued and outstanding shares of Allwin.

DRAGON PHARMACEUTICALS INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 1999 and 1998
(Expressed in US Dollars)



10.  Stock Options and Warrants


     (a) A summary of the status of the Company's stock options as of December 31, 1999 and 1998 and the changes during the periods then ended is presented as follows:


                                                                Weighted Average
                                                       Shares    Exercise Price
                                                      --------- ----------------

          Balance, February 10, 1998                          -   $        -

          Granted                                     1,200,000   $     0.50
                                                      ---------   ----------
          Balance outstanding, December 31, 1998      1,200,000   $     0.50
                                                      ---------   ----------
          Balance exercisable, December 31, 1998        600,000   $     0.50
                                                      =========   ==========
          Balance outstanding, January 1, 1999        1,200,000   $     0.50

          Cancelled                                    (300,000)  $     0.50

          Granted                                       620,000   $     0.69
                                                      ---------   ----------
          Balance outstanding, December 31, 1999      1,520,000   $     0.58
                                                      =========   ==========
          Balance exercisable, December 31, 1999      1,495,000   $     0.58
                                                      =========   ==========

          The weighted average remaining contractual life of the options outstanding at December 31, 1999 was 4.31 years.

     (b)  Stock options outstanding as at December 31, 1999:


          Number of      Underlying     Exercise Price
           Options         Shares         Per Share         Expiry Date
          ---------      ----------     --------------      -----------
            900,000        900,000         $0.50           December 16, 2003
             50,000         50,000         $0.50           June 15, 2001
            275,000        275,000         $0.50           November 5, 2004
            235,000        235,000         $0.50           November 9, 2004
             60,000         60,000         $2.50           November 9, 2004

     (c)  Share purchase warrants outstanding as at December 31, 1999:

          Number of      Underlying     Exercise Price
           Options         Shares         Per Share         Expiry Date
          ---------      ----------     --------------      -----------
          2,000,000       1,000,000        $1.00           June 30, 2000
            600,000         600,000        $2.50           October 28, 2000

DRAGON PHARMACEUTICALS INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 1999 and 1998
(Expressed in US Dollars)


10.   Stock Options and Warrants   (continued)

     (d) On December 16, 1998, the Company adopted a Stock Option Plan ("the 1998 Plan") for grant of options to directors of the Company to purchase up to 1,200,000 common stocks. Options granted under the 1998 Plan will be exercisable from the date of grant for a period of five years at an exercise price of $0.50 per share. Half of the options granted vested immediately at the date of grant. The remaining half of the options granted would vest upon the Company achieving the ability to produce commercially acceptable and revenue generating products.

          On November 5, 1999, the Company granted options to another two directors of the Company to purchase up to 200,000 common stocks under the same conditions as the 1998 Plan.

          On June 15, 1999, the Company adopted another Stock Option Plan ("the 1999 A Plan") for the grant of options to an employee of the Company to purchase up to 50,000 common stocks at an exercise price of $0.50 per share. Options granted under the 1999 A Plan will be exercisable from the date of grant for a period of two years. Half of the respective options granted vested immediately at the date of grant. The remaining half of the options granted would vest upon the Company's share price closes at a price of US $5 or greater for five
          (5) consecutive days.

          On November 5, 1999 and November 9, 1999, the Company adopted another Stock Option Plan ("the 1999 B Plan") for the grant of options to employees of the Company to purchase up to 75,000 common stocks and 235,000 common stocks, respectively. Options granted under the 1999 B Plan were vested immediately and will be exercisable from the dates of grant for a period of five years at an exercise price of $0.50 per share.

          On November 9, 1999,  the Company  adopted  another  Stock Option Plan
          ("the 1999 C Plan") for the grant of options to employees of the Company to purchase up to 60,000 common stocks. Options granted under the 1999 C Plan were vested immediately and will be exercisable from the date of grant for a period of five years at an exercise price of $2.50 per share.

          $300,000 was charged to income in 1998 on the 600,000 shares (under the 1998 Plan) that were immediately vested on the date of grant. No compensation expense was charged to income on the remaining 600,000 shares subject to certain conditions being achieved. 150,000 of these shares have since then been cancelled and another 100,000 shares have been granted in 1999. However, the compensation expense of these 550,000 shares would be recognized based upon the excess of the fair market value of the stock on the vesting date over its exercise price of $0.50 per share.

          On December 20, 1999, the Company announced that it has achieved the ability to produce commercially acceptable and revenue-generating products and the remaining half of the options granted (i.e., 550,000 shares) under the 1998 Plan have become vested. The fair market value of the stock on the vesting date was $2.875 per share and $1,306,250 were charged to income in 1999.

DRAGON PHARMACEUTICALS INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 1999 and 1998
(Expressed in US Dollars)

10.   Stock Options and Warrants   (continued)

     (d)  (continued)

          In addition, $569,750 was charged to income in 1999 on the 335,000 shares of the 1999 A and B Plans and 100,000 shares of the 1998 Plan granted in 1999 that were immediately vested on the date of grant. No compensation expenses were charged to the 60,000 shares of the 1999 C Plan as the exercise price is above the fair market value at the date of grant. No compensation expenses were charged to income on the remaining 25,000 shares of the 1999 A Plan subject to certain conditions being achieved. However, the compensation expenses of these 25,000 shares would be recognized based upon the excess of the fair market value of the stock on the vesting date over its exercise price of $0.50 per share.


     (e) Pro-forma information regarding Loss for the period and Loss per Share is required under SFAS 123, and has been determined as if the Company has accounted for its stock options under the fair value method of SFAS 123. If compensation cost for the stock option plan had been determined based on the fair value at the grant dates for awards under the plan, consistent with the alternative method set forth under SFAS 123, the Company's loss for the period, basic and diluted loss per share would have been increased on a pro-forma basis as indicated below:

                                                    1999             1998
                                                ------------     ------------

           Net loss for the period:
           - as reported                        $ (2,791,033)    $   (471,717)
           - pro-forma                            (3,231,273)      (1,527,717)
                                                ------------     ------------

           Basic and diluted loss per share:
           - as reported                               (0.27)           (0.06)
           - pro-forma                                 (0.32)           (0.19)
                                                ------------     ------------

          The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the grants awarded in 1998 and 1999, respectively:


                                                                    Weighted
            Number of                        Risk Free  Expected    Average
    Year     Options   Dividend   Expected    Interest    Lives    Fair Value
  Granted    Granted    Yields   Volatility    Rate     in Years   of Options
----------  ---------  --------  ----------  --------   --------   ----------

   1998     1,200,000     0%         56%       5.50%         5       $1.13
   1999        50,000     0%         98%       4.75%         2       $3.354
   1999       570,000     0%         98%       4.75%         5       $1.792

DRAGON PHARMACEUTICALS INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 1999 and 1998
(Expressed in US Dollars)


11.  Related Party Transactions

     The Company incurred the following expenses to the directors:


                                                       1999          1998
                                                  -------------  ------------

         Management fees                              $96,000       $72,000
                                                  =============  ============

12.  Commitments

     (a) The other shareholder ("Chinese investor") of Kailong, who has a 25% interest, has entered into a drug licence and related technology transfer agreement. Under the agreement, the Chinese investor has to pay RMB 8 Million (approximately US$1 million) in order to obtain the licence. Pursuant to an agreement signed between the Company and the Chinese investor on July 10, 1998, the Company will pay the RMB 8 Million licence fee for the Chinese investor and the ownership of drug licence and related technology will be transferred to the Company when the drug licence is obtained. The Company has paid RMB1.6Million (US$197,287) as deposit. The transferor of the licence defaulted on the agreement and the deposit was returned to the Chinese investor.

          Subsequent to the 1999 year-end, the Company and the Chinese investor entered into an agreement that the Company will pay US$250,000 to increase its interest to 95%. The RMB 1.6 million deposit kept by the Chinese investor is treated as a partial payment of US$200,000 towards the US$250,000 as agreed, the Company is, therefore, committed to pay a further US$50,000.

     (b) The Company has capital expenditure commitments of US $115,000 to purchase bio-technology equipment.

     (c) The Company has entered into a drug licence and related technology transfer agreement in August, 1999 for a total transfer price of RMB 5,500,000 (approximately US$678,000). RMB 1,000,000 (US$123,304) is payable upon the signing of the agreement. As at December 31, 1999, the Company paid RMB 500,000 (US$61,652). The Company is, therefore, committed to pay the remaining RMB 5,000,000 (approximately US$616,348).

DRAGON PHARMACEUTICALS INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 1999 and 1998
(Expressed in US Dollars)


12.  Commitments (continued)

     (d) The Company has entered into operating lease agreement with respect to Huaxin's production plant in Nanjing, China for an amount of RMB 3,000,000 (approximately US$379,920) per annum until June 11, 2009. Minimum payments required for the next five years under the agreement are as follows:


          2000                           RMB  3,000,000    US$    369,920
          2001                                3,000,000           369,920
          2002                                3,000,000           369,920
          2003                                3,000,000           369,920
          2004                                3,000,000           369,920
          2005 - 2009                        13,375,000         1,649,200
                                         ==============    ==============
          Total                          RMB 28,375,000    US$  3,498,800
                                         ==============   ===============

13.  Subsequent Events

     (a) Subsequent to the 1999 year-end, the Company advanced a further US$1,500,000 to complete its capital contribution commitment in Huaxin (see Note 5).

     (b) Subsequent to the 1999 year-end, 104,000 stock options were exercised at $0.50 per share and 10,000 share purchase warrants were exercised at $1.00 per share (see Note 10).

     (c) Subsequent to the 1999 year-end, the Company granted 35,000 stock options at an exercise price of $0.50 per share, expiring January 5, 2004 and 107,500 stock options at an exercise price of $7.00 per share, expiring February 22, 2005, to employees of the Company.

14.  Comparative Figures

     Certain 1998 comparative figures have been reclassified to conform with the financial statement presentation adopted for 1999.

MOORE STEPHENS ELLIS FOSTER LTD.
     CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC  Canada   V6J 1G1
Telephone:  (604) 734-1112  Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.bc.ca

-----------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders

NANJING HUAXIN BIO-PHARMACEUTICALS CO. LTD

We have audited the balance sheets of Nanjing Huaxin Bio-pharmaceuticals Co. Ltd. ("the Company") as at June 11, 1999, December 31, 1998 and 1997, and the related statements of stockholders' equity, operations and cash flows for the years ended December 31, 1998 and 1997 and the period from January 1, 1999 to June 11, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 11, 1999, December 31, 1998 and 1997 and the results of its operations and cash flows for the years ended December 31, 1998 and 1997 and the period from January 1, 1999 to June 11, 1999 in conformity with generally accepted accounting principles in the United States.




Vancouver, Canada                 /s/   "MOORE STEPHENS ELLIS FOSTER LTD."
February 29, 2000                           Chartered Accountants


--------------------------------------------------------------------------------
MS An independently owned and operated member of Moore Stephens North America, Inc. Members in principal cities throughout North America.


Moore Stephens North America, Inc. is a member of Moore Stephens International Limited, members in principal cities throughout the world.

NANJING HUAXIN BIO-PHARMACEUTICALS CO. LTD.

Balance Sheet
(Expressed in US Dollars)


                                                 June 11        December 31         December 31
                                                  1999             1999                 1998
                                             --------------    -------------        -------------
ASSETS

Current
  Cash and cash equivalents                  $      82,621       $    158,257       $    102,318
  Accounts receivable                              535,182            355,451            206,217
  Inventories                                      193,478            162,937             69,852
                                             --------------    -------------        -------------
                                                   811,281            676,645            378,387
Fixed assets                                     1,349,501          1,419,483          1,570,998
                                             --------------    -------------        -------------
Total assets                                 $   2,160,782       $  2,096,128       $  1,949,385
                                             ==============    ==============       =============
LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Current
  Bank loan                                  $           -       $          -       $    120,482
  Accounts payable and accrued liabilities          63,939             17,736             19,246
  Due to parent company,
    non-interest bearing                           633,289            840,204            553,825
                                             --------------    -------------        -------------
Total liabilities                                  697,228            857,940            693,553
                                             --------------    -------------        -------------
Commitments

Stockholders' Equity

Registered capital                                 602,410            602,410            602,410

Additional paid in capital                       1,361,812          1,287,113          1,139,467

Accumulated deficit                              (500,668)          (651,335)          (486,045)
                                             ==============    ==============       =============
Total stockholders' equity                       1,463,554          1,238,188          1,255,832
                                             ==============    ==============       =============
Total liabilities and stockholders' equity       2,160,782       $  2,096,128       $  1,949,385
                                             ==============    ==============       =============


The accompanying notes are an integral part of these financial statements.

NANJING HUAXIN BIO-PHARMACEUTICALS CO. LTD.

Statement of Stockholders' Equity
Period from January 1, 1997 to June 11, 1999
(Expressed in US Dollars)


                                                                       Additional        Total
                                                        Registered      Paid-up       Accumulated     Stockholders'
                                                         Capital        Capital         Deficit         Equity
                                                       -------------  -------------  -------------   --------------

Balance, December 31, 1996                             $   602,410    $        --    $        --     $   602,410

Net (loss) for the year                                         --             --       (486,045)       (486,045)

Fixed assets contributed by parent company                      --      1,007,231             --       1,007,231

Non-cash interest expense charged by parent company             --         33,200             --          33,200

Non-cash services provided by parent company                    --         99,036             --          99,036
                                                       -------------  -------------  -------------   --------------
Balance, December 31, 1997                                 602,410      1,139,467       (486,045)      1,255,832

Net (loss) for the year                                         --             --       (165,290)       (165,290)

Non-cash interest expense charged by parent company             --         46,200             --          46,200

Non-cash services provided by parent company                    --        101,446             --         101,446
                                                       -------------  -------------  -------------   --------------
Balance, December 31, 1998                                 602,410      1,287,113       (651,335)      1,238,188

Net (loss) for the period                                       --             --        150,667         150,667

Non-cash interest expense charged by parent company             --         30,000             --          30,000

Non-cash services provided by parent company                    --         44,699             --          44,699
                                                       -------------  -------------  -------------   --------------
Balance, June 11, 1999                                 $   602,410    $ 1,361,812    $  (500,668)    $ 1,463,554
                                                       =============  =============  =============   ==============



The accompanying notes are an integral part of these financial statements.

NANJING HUAXIN BIO-PHARMACEUTICALS CO. LTD.

Statement of Operations
(Expressed in US Dollars)
-------------------------------------------------------------------------------


                                     January 1       January 1      January 1
                                      1999 to         1998 to        1997 to
                                      June 11       December 31     December 31
                                        1999           1998           1997
                                   -------------  --------------  -------------

Sales                               $   732,659    $ 1,000,790     $   228,067

Cost of sales                           145,556        470,023         138,230
                                   -------------  --------------  -------------
Gross profit                            587,103        530,767          89,837
                                   -------------  --------------  -------------
Expenses
  Research and development               23,616        210,101          32,516
  Selling                               279,648        282,399         167,679
  General and administrative            133,172        203,557         375,687
                                   -------------  --------------  -------------
                                        436,436        696,057         575,882
                                   -------------  --------------  -------------
Net income (loss) for the period    $   150,667    $  (165,290)    $  (486,045)
                                   =============  ==============  =============

The accompanying notes are an integral part of these financial statements.

NANJING HUAXIN BIO-PHARMACEUTICALS CO. LTD.

Statement of Cash Flows
(Expressed in US Dollars)
------------------------------------------------------------------------------




                                                  January 1        January 1      January 1
                                                    1999 to          1998 to        1997 to
                                                    June 11      December 31    December 31
                                                     1999             1998           1997
                                                  -----------    ------------   ------------
Cash flows from (used in)
  operating activities
  Net income (loss) for the period                 $ 150,667       (165,290)     $(486,045)
  Adjustments to reconcile net loss to
    net cash used in operating activities:
    - depreciation                                    74,652        176,889         46,097
    - non-cash interest expense charged
        by parent company                             30,000         46,200         33,200
    - non-cash services provided by
        parent company                                44,699        101,446         99,036
                                                  -----------    ------------   ------------
                                                     300,018        159,245       (307,712)
  Changes in assets and liabilities:
    - accounts receivable                           (179,731)      (149,234)      (206,217)
    - inventories                                    (30,541)       (93,085)       (69,852)
    - accounts payable and accrued liabilities        46,203         (1,510)        19,246
                                                  -----------    ------------   ------------
                                                     135,949        (84,584)      (564,535)
                                                  -----------    ------------   ------------
Cash used in investing activities
  Purchase of fixed assets                            (4,670)       (25,374)      (609,864)
                                                  -----------    ------------   ------------
Cash flows from (used in)
   financing activities
  Advance from (repayment to) parent company        (206,915)       286,379        553,825
  Proceeds (repayment) of short-term loan                 --       (120,482)       120,482
                                                  -----------    ------------   ------------
                                                    (206,915)       165,897        674,307
                                                  -----------    ------------   ------------
Increase (decrease) in cash and
  cash equivalents                                   (75,636)        55,939       (500,092)

Cash and cash equivalents,
   beginning of period                               158,257        102,318        602,410
                                                  -----------    ------------   ------------
Cash and cash equivalents,
  end of period                                    $  82,621        158,257      $ 102,318
                                                  ===========    ============   ============



The accompanying notes are an integral part of these financial statements.

NANJING HUAXIN BIO-PHARMACEUTICALS CO. LTD.

Notes to Financial Statements
June 11, 1999, December 31, 1998 and 1997
------------------------------------------------------------------------------
 (Expressed in US Dollars)


1.   Nature of Business

     The Company was incorporated on January 23, 1996 under the laws of China and is in the business of research and development, production and sales of pharmaceutical products in China.


     2.   Significant Accounting Policies

          (a)  Principles of Accounting

               These financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

          (b) Currency of Presentation


              These financial statements, which were originally presented in Chinese RMB, the currency of the Company's primary economic environment, are being translated into U.S. Dollars at the exchange rate of US$1=RMB8.3 for the convenience of the readers.

          (c)  Capital Assets

               Fixed assets are recorded at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets on a straight-line basis at the following annual rates:


   Office equipment and furniture                20%
   Leasehold improvements                        Terms of the lease (10 years)
   Production equipment                          10%

          (d)  Inventories

               Inventories are stated at the lower of cost and replacement cost with respect to raw materials and the lower of cost and net realizable value with respect to finished goods. Cost includes direct material, direct labour and overheads. Cost is calculated using the first-in, first-out method. Net realizable value represents the anticipated selling price less all further costs for completion and distribution.

          (e)  Accounting Estimates

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NANJING HUAXIN BIO-PHARMACEUTICALS CO. LTD.

Notes to Financial Statements
June 11, 1999, December 31, 1998 and 1997
------------------------------------------------------------------------------
 (Expressed in US Dollars)


2.   Significant Accounting Policies (continued)

     (f)  Financial Instruments and Concentration of Risks

          The carrying amounts of cash and cash equivalents, accounts receivable, short-term loan, accounts payable and accrued liabilities and amount due to the parent company approximate their respective fair value due to the short-term nature of these financial instruments.

          The Company is not exposed to significant interest and foreign currency risk arising from these financial instruments. The Company has minimal concentration of credit risks and does not require collateral to support these financial instruments.

     (g)  Cash and Cash Equivalents

          Cash equivalents usually consist of highly liquid investments with maturities of three months or less. As at June 11, 1999, December 31, 1998 and 1997, cash and cash equivalents consist of cash only.

     (h)  Research and Development

          The Company expenses research and development costs as incurred.

     (i)  Income Taxes

          The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

     (j)  Comprehensive Income

          In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders' Equity. Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners. SFAS NO. 130 did not change the current accounting treatments for components of comprehensive income.

NANJING HUAXIN BIO-PHARMACEUTICALS CO. LTD.

Notes to Financial Statements
June 11, 1999, December 31, 1998 and 1997
------------------------------------------------------------------------------
 (Expressed in US Dollars)



Fixed Assets


                                                     1999
                                      -------------------------------------
                                                    Accumulated   Net book
                                         Cost      depreciation    value
                                      ---------- --------------- ----------

      Office equipment and furniture $   78,581  $       22,199  $   56,382
      Production equipment              848,818         155,483     693,335
      Leasehold improvements            719,741         119,957     599,784
                                     ----------- --------------- ----------
                                     $1,647,140  $      297,639  $1,349,501
                                     =========== =============== ==========

                                                    1998
                                     --------------------------------------
                                                    Accumulated   Net book
                                         Cost      depreciation    value
                                     ----------- --------------- ----------

      Office equipment and furniture $   77,142   $      15,906  $   61,236
      Production equipment              845,587         117,113     728,474
      Leasehold improvements            719,741          89,968     629,773
                                     ----------- --------------- ----------
                                     $1,642,470   $     222,987  $1,419,483
                                     =========== =============== ==========


                                                   1997
                                     --------------------------------------
                                                     Accumulated   Net book
                                         Cost      depreciation    value
                                     ----------- --------------- ----------

      Office equipment and furniture $   61,219   $       2,485  $   58,734
      Production equipment              836,135          25,619     810,516
      Leasehold improvements            719,741          17,993     701,748
                                     ----------- --------------- ----------
                                     $1,617,095   $      46,097  $1,570,998
                                     =========== =============== ==========

     Depreciation expense was $74,652, $176,889 and $46,097 for the period ended June 11, 1999, and years ended December 31, 1998 and 1997, respectively.

Inventories


                      1999         1998          1997
                    ---------    ---------    ----------

Raw materials        $ 54,767     $ 30,581     $ 34,545
Work-in-progress       65,217       29,549       31,779
Finished goods         73,494      102,807        3,528
                    ---------    ---------    ----------
                     $193,478     $162,937     $ 69,852
                    =========    =========    ==========

NANJING HUAXIN BIO-PHARMACEUTICALS CO. LTD.

Notes to Financial Statements
June 11, 1999, December 31, 1998 and 1997
------------------------------------------------------------------------------
 (Expressed in US Dollars)


5.   Bank Loan

     The loan bears interest at 0.79% per month and was due on November 17, 1998.

6.   Income Taxes

     The Company is subject to income taxes in China on its taxable income as reported in its statutory accounts at a tax rate in accordance with the relevant income tax laws applicable to bio-technology enterprises. The Company is subject to a corporation tax rate of 33% on its taxable income.

     As at June 11, 1999, the Company have estimated losses, for tax purposes, totalling approximately $501,000, which may be applied against future taxable income. Accordingly, there is no tax expense charged to the Statement of Operations for the years ended December 31, 1997 and 1998 and for the period ended June 11, 1999. The potential tax benefits arising from these losses have not been recorded in the financial statements. The Company evaluates its valuation allowance requirements on an annual basis based on projected future operations. When circumstances change and this causes a change in management's judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in current income.

     The tax effect of temporary differences that give rise to the Company's deferred tax asset (liability) are as follows:


                                                 1999          1998             1997
                                              ----------    -----------    -----------

Tax loss carryforwards                        $ 215,000      $ 215,000      $ 160,000

Set off against net income for the period       (50,000)          --             --

Less: valuation allowance                      (165,000)      (215,000)      (160,000)
                                              ----------    -----------    -----------
                                              $       -      $       -      $       -
                                              ==========    ===========    ===========


NANJING HUAXIN BIO-PHARMACEUTICALS CO. LTD.

Notes to Financial Statements
June 11, 1999, December 31, 1998 and 1997
------------------------------------------------------------------------------
 (Expressed in US Dollars)


7.   Related Party Transactions

     (a)  The following services or goods were provided by the parent company:


                                         1999       1998       1997
                                       ---------- ---------- ----------

              Equipment leasing        $   3,989  $  15,957    $ 3,989
              Interest expense            30,000     46,200     33,200
              Quality control expenses     7,803     18,728      4,682
              Rent                        50,201    120,482     30,120
              Repairs and maintenance      7,530     18,072      4,518
              Research and development    18,180     53,868      8,591
              Staff benefits              42,892     97,832     95,422
              Transportation               1,807      3,614      3,614
                                       ---------- ---------- ----------
              Total expenses           $ 162,402  $ 374,753  $ 184,136
                                       ========== ========== ==========

     The above expenses are included in the statement of operations as follows:


                                              1999       1998        1997
                                           ---------- ---------- -----------

              Cost of sales                 $ 80,547  $ 191,524   $  72,718

              Research and development        22,169     69,825      12,580

              Selling                         18,014     41,089      40,077

              General and administrative      41,672     72,315      58,761
                                           ---------- ---------- -----------
                                           $ 162,402  $ 374,753   $ 184,136
                                           ========== ========== ===========

          These expenses were provided at cost or, if they were shared expenses, allocation was based on estimated proportional usage. Interest expense was charged at the annual prime rate on amount owed. Management believes that the method of provision is reasonable.


     (b) In 1997, the Company received $1,609,641 of fixed assets from its parent company. The Company paid cash of $602,410 to purchase these fixed assets and the remaining $1,007,231 was credited as additional paid-up capital of the Company. These fixed assets were transferred at net book value and are included in fixed assets. Management believes that the transfer value is reasonable.

NANJING HUAXIN BIO-PHARMACEUTICALS CO. LTD.

Notes to Financial Statements
June 11, 1999, December 31, 1998 and 1997
------------------------------------------------------------------------------
 (Expressed in US Dollars)


8.   Non-cash Investing and Financing Activities

     (a) In 1997, the parent company contributed $1,007,231 in fixed assets to the Company. This amount is included in the $1,609,642 fixed assets described in Note 7(b).


     (b) The parent company provided non-cash services in transportation and staff housing benefits totalling $44,699, $101,446 and $99,036 for the period ended June 11, 1999, and the years ended December 31, 1998 and 1997, respectively, to the Company. These expenses were charged to operations and disclosed in Note 7(a).

     (c) Interest expenses of $33,200 in fiscal 1997 based on a prime interest rate of 6% per annum, $46,200 in fiscal 1998 based on a prime interest rate of 5.5% per annum and $30,000 in fiscal 1999 on a prime interest rate of 4.75% per annum were recorded by the Company on amounts owed to its parent company. These non-cash expenses were charged to operations and disclosed in Note 7(a).

9.   Subsequent Event

     Subsequent to June 11, 1999, the Company disposed of its cash, inventories, fixed assets and drug distribution licence and manufacturing permit for total proceeds of US$4,000,000.

     The transaction resulted in a gain of approximately $2.7 million.

                          DRAGON PHARMACEUTICALS INC.
                                 & SUBSIDIARIES

            Unaudited Pro-forma Consolidated Statement of Operations
                           (Expressed in US Dollars)
                               December 31, 1999




Unaudited Pro-forma Consolidated Statement of Operations

Notes to Unaudited Pro-forma Consolidated
  Statement of Operations

DRAGON PHARMACEUTICALS INC. & SUBSIDIARIES

Unaudited Pro-forma Consolidated Statement of Operations
Year Ended December 31, 1999
(Expressed in US Dollars)



                                                             Huaxin
                                               Dragon       January 1
                                          *Year Ended        1999 to
                                          December 31        June 11                        Pro-forma       Pro-forma
                                                 1999          1999          Combined      Adjustments       Combined
                                         --------------   ------------    ------------    --------------  -------------

Sales                                     $   989,539     $   732,659     $ 1,722,198     $       --      $  1,722,198

Cost of sales                                 204,473         145,556         350,029         56,197 (a)       406,226
                                         --------------   ------------    ------------    --------------  -------------
Gross profit                                  785,066         587,103       1,372,169        (56,197)        1,315,972

Interest income                                19,397              --          19,397             --            19,397

Research and development expenses                  --         (23,616)        (23,616)            --           (23,616)

Selling expenses                             (619,676)       (279,648)       (899,324)            --          (899,324)

Administrative expenses
 - stock-based compensation                (1,876,000)             --      (1,876,000)            --        (1,876,000)
 - other administrative expenses           (1,154,666)       (133,172)     (1,287,838)      (113,770)(a)    (1,401,608)
                                         --------------   ------------    ------------    --------------  -------------
Income (Loss) before minority interest     (2,845,879)        150,667      (2,695,212)      (169,967)       (2,865,179)

Minority interest                              54,846              --          54,846         (4,825)(b)        50,021
                                         --------------   ------------    ------------    --------------  -------------
Net income (loss) for the period          $(2,791,033)    $   150,667     $(2,640,366)    $ (174,792)      $(2,815,158)
                                         ==============   ============    ============    ==============  =============
(Loss) per share
      Basic and diluted                   $     (0.27)                                                    $      (0.28)
                                         ==============   ============    ============    ==============  =============
Weighted average common
  shares outstanding
      Basic and diluted                    10,177,452                                                       10,177,452
                                         ==============   ============    ============    ==============  =============




*    Included Huaxin's operating results from June 11, 1999 onwards

     The accompanying notes are an integral part of this unaudited pro-forma consolidated statement of operations

DRAGON PHARMACEUTICALS INC. & SUBSIDIARIES

Notes to the Unaudited Pro-forma Consolidated Statement of Operations
December 31, 1999
(Expressed in US Dollars)
-------------------------------------------------------------------------------

1.   Basis of Presentation

     The unaudited pro-forma consolidated statement of operations reflects adjustments to Dragon Pharmaceuticals Inc. and Subsidiaries' ("the Company") historical consolidated statement of operations for the year ended December 31, 1999, to give effect to the acquisition of Nanjing Huaxin Bio-pharmaceutical Co. Ltd. ("Huaxin") which was completed on June 11, 1999, as if it had occurred on January 1, 1999.

     The unaudited pro-forma consolidated statement of operations has been prepared based on the purchase method of accounting. It does not purport to be indicative of the results which would actually have been obtained if the combination had been in effect on the date indicated or which may be obtained in the future.

     The pro-forma calculation presented here are shown for comparative purposes only, and it should be noted that the Company's historical financial statements would reflect the effects of the acquisition only from the date (June 11, 1999) such acquisition occurred.

     The unaudited pro-forma consolidated statement of operations has been prepared by management based upon the historical financial statements included elsewhere herein and as filed on Form 10-K. The unaudited pro-forma consolidated statement of operations should be read in conjunction with the Company's historical consolidated statement of operations for the year ended December 31, 1999 and related notes.


2.   Pro-forma Adjustments


     (a) These pro-forma adjustments relate to the increase of amortization of fixed assets, licence and permits based on the acquisition costs of these assets.

     (b) The pro-forma adjustment related to the allocation of net income for the period from January 1, 1999 to June 11, 1999 to minority interest.